As filed with the Securities and Exchange Commission on July 15, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNIBANCO–UNIÃO DE BANCOS BRASILEIROS S.A.
UNIBANCO HOLDINGS S.A.
(Exact name of Registrant as specified in its charter)
Unibanco–Union of Brazilian Banks S.A.
Unibanco Holdings S.A.
(Translation of Registrant’s name into English)
Federative Republic of Brazil
(State or other jurisdiction of incorporation or organization)
6029
(Primary Standard Industrial Classification Code Number)
None
(I.R.S. Employer Identification No.)

Unibanco-União de Bancos Brasileiros S.A.	Unibanco Holdings S.A.
Avenida Eusébio Matoso, 891 São Paulo, SP, 05423-901— Brazil	Avenida Eusébio Matoso, 891 São Paulo, SP, 05423-901— Brazil
(+55 11) 3097-1980
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Unibanco-União de Bancos Brasileiros S.A.
New York Representative Office
555 Madison Avenue, 19th Floor
New York, New York 10022
(212) 832-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert F. Quaintance, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Francesca Lavin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Manuel Garciadiaz, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price	Registration Fee

Units(3)	86,149,216	$7.27	$626,304,800.32	$73,716.08

Preferred shares without par value of Unibanco–União de Bancos Brasileiros S.A.	—	—	—	—

Preferred shares, without par value, of Unibanco Holdings S.A.	—	—	—	—

(1)	Includes Units, each of which consists of one preferred share of Unibanco–União de Bancos Brasileiros S.A. and one preferred share of Unibanco Holdings S.A., represented by Global Depositary Shares, or GDSs, which are to be offered in the United States, as well as Units, including Units represented by GDSs, initially offered and sold outside the United States but that may be resold from time to time in the United States as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public. Offers and sales of Units outside the United States are being made pursuant to Regulation S and are not covered by this Registration Statement.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act.

(3)	A separate Registration Statement on Form F-6 (Registration No. 333-13282) filed March 16, 2001, as amended by post-effective amendment No. 1 thereto filed with the SEC on August 26, 2004, has been used for the registration of GDSs evidenced by the Global Depositary Receipts issuable upon deposit of the Units representing the preferred shares of Unibanco–União de Bancos Brasileiros S.A. and the preferred shares of Unibanco Holdings S.A. that are registered hereby and the Units. Each GDS represents 5 Units.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	July 15, 2005

74,912,362 Units (including Units in the form of GDSs)

Unibanco–União de Bancos Brasileiros S.A.
Unibanco Holdings S.A.
Global Depositary Shares (Each Representing 5 Units)

Each Global Depositary Share, or GDS, offered hereby represents five Units. Each Unit consists of:

▶	one ação preferencial, or preferred share, without par value, of Unibanco–União de Bancos Brasileiros S.A., or Unibanco, and

▶	one ação preferencial, or preferred share, of Unibanco Holdings S.A., or Unibanco Holdings, the controlling shareholder of Unibanco.
Units, including in the form of the GDSs offered hereby, are being sold in a global offering by our shareholder Caixa Brasil SGPS, S.A., or Caixa Brasil. Unibanco and Unibanco Holdings will not receive any proceeds from the sale of Units or GDSs by Caixa Brasil.
This is a global offering that includes two concurrent offerings by Caixa Brasil of up to an aggregate of 74,912,362 Units. The global offering is expected to consist of (i) an offering of approximately      % of the total number of Units, in the form of GDSs, in the United States and elsewhere outside Brazil and (ii) an offering of approximately      % of the total number of Units in Brazil. The total number of Units offered is subject to reallocation between these two offerings. The closing of each offering is conditioned upon the closing of the other.
The GDSs are traded on The New York Stock Exchange, or NYSE, under the symbol “UBB.” The last reported sale price of the GDSs on the NYSE on July 14, 2005 was $36.81 per GDS.
The Units are traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo—BOVESPA), or BOVESPA, under the symbol “UBBR11.” The closing price of the Units on the BOVESPA on July 14, 2005 was R$17.29 per Unit, which is equivalent to approximately U.S.$7.38 per Unit assuming an exchange rate of R$2.3433 to $1.00.
Investing in the Units and GDSs involves risks. See “Risk Factors” beginning on page 16.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per GDS	Per Unit	Total

Public offering price	$	$	$

Underwriting discounts and commissions	$	$	$

Proceeds, before expenses, to Caixa Brasil	$	$	$

Caixa Brasil has granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 11,236,854 additional Units, including Units in the form of GDSs, to cover overallotments, if any.
Delivery of the GDSs will be made on or about                     , 2005 in book-entry form through the facilities of the Depository Trust Company and its direct participants, Clearstream Banking, societe anonyme and Euroclear Bank S.A./ N.V. as operator of the Euroclear System.

UBS Investment Bank	Unibanco
The date of this prospectus is                     , 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.
In connection with the offering the underwriters may engage in stabilizing transactions, overallotment transactions and syndicate covering transactions in accordance with Regulation M under the United States Securities Exchange Act of 1934, or the Exchange Act. If commenced, these transactions may be discontinued at any time.
The offering of Units is being made in Brazil by a Portuguese-language prospectus that has been filed with the Brazilian Securities Commission (Commissão de Valores Mobiliarios), or CVM, and has the same date as this prospectus but has a different format. This offering is being made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus.

Special note regarding forward-looking statements
This prospectus (including the information incorporated by reference herein as described under “Incorporation by Reference”) contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Exchange Act relating to Unibanco’s business. These statements are subject to change and uncertainty which are, in many instances, beyond our control and have been made based upon management’s current expectations, estimates and projections. Words such as “believes,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates” and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially include, but are not limited to, those discussed below under “Risk Factors” and in our and Unibanco Holdings’ joint annual report on Form 20-F for the year ended December 31, 2004, which we refer to as our 2004 Form 20-F, which is incorporated herein by reference, under the headings “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere. These factors include:

▶	increases in defaults by our borrowers and other loan delinquencies;

▶	increases in our provision for loan losses;

▶	deposit attrition, customer loss or revenue loss;

▶	changes in foreign exchange rates and/or interest rates which may, among other things, adversely affect margins;

▶	competition in the banking, financial services, credit card services, insurance, asset management and other industries in which we operate;

▶	government regulation and tax matters;

▶	adverse legal or regulatory disputes or proceedings;

▶	credit and other risks of lending and investment activities; and

▶	changes in regional, national and international business and economic conditions and inflation.
We do not assume, and specifically disclaim, any obligation to update any forward-looking statements, which speak only as of the date made.

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Certain information
Certain industry data contained or incorporated by reference in this prospectus has been derived from sources which we believe to be reliable; however, we have not independently verified this data and we assume no responsibility for its accuracy or completeness. Sources include:

▶	Sistema de Informações do Banco Central, a database of information provided by financial institutions to the Central Bank of Brazil, or SISBACEN;

▶	Federação Nacional das Empresas de Seguros Privados e de Capitalização, the National Federation of Private Insurance and Capitalization Companies, or FENASEG;

▶	Superintendência de Seguros Privados, the Brazilian government insurance regulatory body, or SUSEP;

▶	Associação Nacional de Bancos de Investimento e Distribuidoras, the National Association of Investment Banks and Security Dealers, or ANBID;

▶	Fundação Getúlio Vargas, a leading Brazilian independent economic research organization, or FGV;

▶	Associação de Empresas de Cartão de Crédito e Serviços, the Brazilian Credit Cards Companies Association, or ABECS;

▶	Agência Nacional de Saúde Suplementar, the National Health Agency, or ANS; and

▶	Associação Nacional de Planos de Previdência Privada, the National Association of Private Pension Plans, or ANAPP.
Unless otherwise specified or the context otherwise requires, references in this prospectus to “Unibanco,” “we,” “us” and “our” are to Unibanco–União de Bancos Brasileiros S.A and its subsidiaries, and references to “Unibanco Holdings” are to our controlling shareholder, Unibanco Holdings S.A.

Presentation of financial information
REFERENCES TO CURRENCIES
All references in this prospectus to the real, reais, or R$ are to the Brazilian real, the official currency of the Federative Republic of Brazil since July 1, 1994. All references to U.S. dollars, dollars or U.S.$ are to United States dollars.
On July 14, 2005, the exchange rate for reais into U.S. dollars was R$2.3433 to U.S.$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The commercial rate was R$2.6544 to U.S.$1.00 as of December 31, 2004.
CONSOLIDATED FINANCIAL STATEMENTS; UNIBANCO HOLDINGS
Our audited consolidated financial statements incorporated herein by reference to our 2004 Form 20-F, include the assets, liabilities, results of operations and cash flows of our subsidiaries, as well as our branches outside Brazil. Unibanco Holdings, a corporation organized under the laws of Brazil, controls us through its ownership, as of June 30, 2005, of 96.6% of our outstanding common shares and 15.7% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding shares in us. As a result, the financial statements of Unibanco Holdings are similar to ours in all material respects, except for the minority interest line of the balance sheet and income statement and the financing activities section of the cash flow statement. Unless otherwise stated or the context otherwise requires, references herein to our consolidated financial statements also refer to the financial statements of Unibanco Holdings.
RECENT DISPOSITION
In December 2004, we sold our equity interests in Credicard, a credit card issuer, as well as in Orbitall, a credit card processor. We sold our 33.3% interest in Credicard to Itaú and Citigroup, which each currently own 50% of Credicard’s capital stock. Citigroup and us also sold our respective 33.3% interests in Orbitall to Itaú. In connection with the sale of both equity interests, we received R$1,727 million in cash at the end of December 2004, generating earnings before taxes of R$1,574 million under U.S. GAAP.
U.S. GAAP FINANCIAL INFORMATION
Our audited consolidated balance sheets as of December 31, 2003 and 2004 and consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three-years in the period ended December 31, 2004, including the notes thereto, included in our 2004 Form 20-F are prepared in accordance with U.S. GAAP.
BRAZILIAN GAAP FINANCIAL INFORMATION
For certain purposes, such as providing reports to our Brazilian stockholders, filing financial statements with the CVM and determining dividend payments and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with accounting principles prescribed by the Brazilian Corporate Law, the rules and regulations issued by applicable regulators, including the Central Bank, the SUSEP and the CVM, as well as the technical releases issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), all of which we refer to collectively as Brazilian GAAP. Our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2005, including the notes thereto, incorporated by reference to our and Unibanco Holdings’ reports on Form 6-K dated August      , 2005, are prepared in accordance with Brazilian GAAP.

INFLATION
Prior to June 30, 1997, Brazil was considered to be a hyperinflationary environment, having experienced extremely high rates of inflation until then, which affected the comparability of financial performance on a period-to-period basis. As measured by the general price index, or IGP-DI, published by the FGV, the inflation rate was 26.4% for 2002, 7.7% for 2003, 12.1% for 2004 and 1.53% in the first six months of 2005.
OTHER
Certain amounts (including percentages and totals) appearing herein have been rounded. Unless the context otherwise requires, all references to loans include leases.

Incorporation by reference
The SEC allows us to “incorporate by reference” information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Information set forth or incorporated by reference in this prospectus supersedes any previously filed or furnished information that is incorporated by reference into this prospectus to the extent inconsistent with that previously filed or furnished information. We incorporate by reference into this prospectus the following information and documents:

▶	Unibanco’s and Unibanco Holdings’ annual report on Form 20-F for the year ended December 31, 2004, to the extent the information in that report has not been updated or superseded by this prospectus, which we refer to in this prospectus as the 2004 Form 20-F;

▶	any amendment to Unibanco’s and Unibanco Holdings’ annual report on Form 20-F for the year ended December 31, 2004, after the date of this prospectus and prior to the termination of this offering;

▶	Unibanco and Unibanco Holdings’ reports on Form 6-K, each dated August , 2005, which contain the unaudited consolidated financial statements, prepared in accordance with Brazilian GAAP, as of and for the six months ended June 30, 2005 and 2004 for Unibanco and Unibanco Holdings, respectively; and

▶	any report on Form 6-K submitted by Unibanco or Unibanco Holdings to the SEC after the date of this prospectus and prior to the termination of this offering and identified by Unibanco or Unibanco Holdings as being incorporated by reference into this prospectus.
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. You should direct requests for those documents to Unibanco–União de Bancos Brasileiros S.A., Avenida Eusébio Matoso 891, São Paulo, SP-05423-901 - Brazil, Attention: Investor Relations Department, (Telephone: +55 11 3097-1980).

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Prospectus summary
This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information that may be important to you as a prospective purchaser of GDSs. You should read this entire prospectus in conjunction with our 2004 Form 20-F carefully, including the financial data and related notes and the documents incorporated by reference in this prospectus (copies of which may be obtained as indicated under “Incorporation By Reference” and “Where You Can Find More Information”), before making a decision to purchase our GDSs.
In this summary and throughout this prospectus, except as specifically noted, financial information as of and for the year ended December 31, 2004 has been prepared and presented in accordance with U.S. GAAP.
UNIBANCO
Founded in 1924, Unibanco is Brazil’s oldest private-sector bank. From our longstanding position as one of the nation’s leading wholesale banks, we have expanded our operations to become a full service financial institution providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Brazil. Our businesses comprise the following segments: Retail, Wholesale, Insurance and Pension Plans and Wealth Management. See Note 32 to our consolidated financial statements in Item 19 of our 2004 Form 20-F for additional information on our four reportable segments.
We are one of the largest private-sector financial institutions in Brazil and have grown substantially both through organic growth and acquisitions. As of December 31, 2004, on a consolidated basis, we had:

▶	R$77.9 billion in total assets;

▶	R$31.4 billion in total lending, leasing and other credits;

▶	R$33.8 billion in total deposits; and

▶	R$8.6 billion in stockholders’ equity.
Our consolidated net income for the period ended December 31, 2004 was R$2,063 million, representing a return on average equity of 26.9% and a return on average assets of 2.8%.
Our equity securities have been publicly traded on the BOVESPA since 1968. In 1997, we became the first Brazilian bank to list its equity securities on the NYSE. As of March 31, 2005, the total market value of our equity securities, based on the closing price of our GDSs, was R$12.8 billion.
As of September 1, 2004, our Units were included in the Brazil Index-50 (Índice Brasil-50), or IBrX-50 Index, of the BOVESPA. For the period from May 2005 to August 2005, the weight of our Units in the theoretical portfolio of the IBrX-50 Index is 2.955%. The IBrX-50 Index is composed of the 50 stocks with the highest negotiability index on the BOVESPA and that were traded in at least in 80% of the sessions in the last twelve months. In May 2004, we hired Latin Finance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., to act, respectively, as market advisor and market maker of the Units at the BOVESPA to increase the liquidity of our Units in the Brazilian market.
As of May 2, 2005, our Units were included in the Ibovespa Index (Índice Bovespa), or Ibovespa Index, of the BOVESPA. For the period from May 2005 to August 2005, the weight of our Units in the theoretical portfolio of the Ibovespa is 0.984%. The Ibovespa Index is currently composed of 55 stocks. In order to be included in this index, a stock must (i) be included in a group of stocks in which the sum of the negotiability indexes represents 80% of the accumulated value of the negotiability indexes represents 80% of the accumulated value of the negotiability indexes of all individual stocks; (ii) have a participation above 0.1% of the BOVESPA’s total volume in the last

12 months; and (iii) trade in at least in 80% of the sessions in the last 12 months. The inclusion in the Ibovespa Index is a step to increase the liquidity of our Units in the Brazilian market.
OUR BUSINESSES
The following diagram shows our principal lines of business:
As of December 31, 2004 we held the following positions in the Brazilian financial services market, based on our consolidated results for 2004 computed in accordance with Brazilian GAAP:

▶	third largest Brazilian private bank in terms of assets, according to data provided by the Central Bank;

▶	one of Brazil’s largest credit card issuers in terms of the number of cards issued, primarily through our subsidiaries Fininvest, Unicard and HiperCard;

▶	fourth largest private sector pension fund manager in Brazil in terms of assets under management, according to data provided by ANBID;

▶	second largest issuer of private pension plans in Brazil in terms of consolidated corporate sales, according to data provided by ANAPP; and

▶	fourth largest insurance and pension funds provider in Brazil in terms of total premiums for insurance and pension funds, according to data provided by SUSEP and ANS (UASEG and AIG Brasil on a combined basis).
Retail
Our Retail business provides a wide variety of credit and non-credit products and services, including:

▶	Banking services focused on individuals;

▶	Banking services focused on corporate clients with revenues of up to R$150 million per year;

▶	Credit cards; and

▶	Consumer and automobile financing.
We separate both individuals and companies into smaller groups according to income brackets to enable us to offer differentiated products and services to these clients. By doing this, we increase our competitiveness in the market. While we traditionally have focused on middle and upper income clients, we have begun to market services to lower-income individuals. We believe this market segment will be a significant source of future growth in our retail business. We have also developed a strong presence in the consumer finance sector through our subsidiaries Fininvest, Unicard, HiperCard and Banco Dibens S.A. and our strategic alliances with LuizaCred, PontoCred, and Sonae.
For the year ended December 31, 2004, we had total loans of R$15,653 million, fees and commissions of R$1,858 million, and net income of R$1,645 million from our Retail business.
Wholesale
Through our Wholesale business we provide a wide array of products and services, including: general and specialized corporate lending, trade finance, capital markets and investment banking services, investment and brokerage services, project finance, and mergers and acquisitions advice to approximately 400 institutional investors and 2,028 economic groups. We serve these clients through a network of regional offices combined with a presence in major financial centers throughout Brazil. In addition, our extensive network of correspondent banks and our international operations help us provide our customers with foreign exchange and international trade support worldwide.
For the year ended December 31, 2004, we had total loans of R$15,027 million, fees and commissions of R$282 million and net income of R$162 million from our Wholesale banking business.
We use our regional and international network to offer a variety of products to our clients. Our subsidiaries and branches located abroad raise capital for trade finance and lending to our clients. We have five regional offices (in São Paulo, Rio de Janeiro, Minas Gerais, São Paulo countryside/ Mid-West and South) and 11 regional branches. Due to the reorganization that took place in June 2004, some branches were integrated into others, optimizing our distribution network in the Wholesale business. Each of our corporate customers is assigned a dedicated banker, who is responsible for the day-to-day relationship with the customer and for assisting our clients’ operations throughout Brazil. These customers also benefit from our offices abroad.
Our international network consists of the following:

▶	branches in Nassau and the Cayman Islands;

▶	representative offices in New York;

▶	banking subsidiaries in Luxembourg and the Cayman Islands; and

▶	a brokerage firm in New York (Unibanco Securities Inc.).
Insurance and pension plans
We provide life, auto, health and property and casualty insurance coverage, as well as pensions and retirement plans, and related products and services, to individuals and businesses primarily through Unibanco AIG Seguros S.A., or UASEG, our joint venture with American International Group, Inc., or AIG. As part of the joint venture, we also hold approximately 50% equity interests in AIG’s Brazilian insurance business, which we refer to as AIG Brasil.
UASEG has the exclusive right to distribute insurance products through our branch network to our Retail and Wholesale customers. We believe that this distribution channel gives us a competitive advantage over many insurance companies that are not affiliated with financial institutions. Because approximately half of UASEG’s insurance premiums are generated through customers of our network, we benefit from significant cost savings and marketing synergies.
In 2004, insurance, insurance private retirement plans and pension investment contract income was R$1,775 million and total net income of the insurance segment was R$153 million, based on our proportionate share of the joint venture.

Wealth management
In March 2002, the private banking and asset management businesses were combined to form the Wealth Management business. The asset management business is conducted primarily through our subsidiary Unibanco Asset Management, or UAM. UAM offers fixed income and equity mutual funds to individual customers and manages portfolios on behalf of corporations, pension funds and private banking clients. Through Unibanco Private Bank, we provide wealth management services targeted to high net worth individuals with potential investment portfolios over R$3 million.
As of December 31, 2004, UAM had R$27,765 million in assets under management and fees and commissions of R$321 million. Net income from our Wealth Management segment was R$104 million in 2004.
BUSINESS STRATEGY
Guiding principles
Our objective is to maintain and enhance our position as a leading Brazilian full service financial institution operating in all business segments. To achieve this objective, we have developed strategies tailored to each of our business areas based on the Balanced Scorecard Methodology, a model designed to translate strategy into operational terms. Our business strategy is to add economic value through continuous pursuit of scale, profitability and efficiency maximization. We seek to increase our client base through cross-selling among our different businesses and to achieve high client satisfaction in all products and services through excellence in internal procedures, such as customer relations, optimized distribution, credit quality and synergy processes. In order to achieve this, our aim is to excel in human resources, promote a cooperative culture and meritocracy and create a stimulating, challenging and pleasant work environment. The principal components of this strategy are:
Continuous pursuit of scale and profitability
We believe that to maintain competitive scale we must grow our customer base, expand our product and service offerings in each of our business segments and identify additional sources of revenue. We seek to accomplish this through organic growth, acquisitions, strategic alliances and partnerships.
We have focused our growth strategy on expanding our retail customer base by offering new products, such as the Superpoupe time of deposit, and through acquisitions, alliances with retailers and organic expansion of our operations. More recently, we have also focused on growing our small and medium sized enterprise, or SME, customer base by designating a separate SME division within the Retail segment and training members at all of our branches to better serve these customers. We believe this strategy will contribute to improvements in our profitability and help lower our cost of funding.
In our wholesale division, where we have traditionally been a market leader, we are working to improve our profitability by providing additional services to our large corporate clients such as cash management, payroll and investment banking services.
Continuous efficiency maximization
We focus on controlling our costs as well as our investments across all areas of our business to help maximize returns. For example:

▶	When we make an acquisition, we analyze opportunities for increasing revenues, reducing expenses and realizing other cost savings in connection with the integration of the newly acquired business. When we integrated Fininvest in 2003, operations such as buying, security, legal, card processing, data processing, system development, credit and credit recovery were integrated into our existing structures. We have also integrated the operations of Creditec and HiperCard businesses;

▶	We reviewed certain of our expenses, including policies for travel reimbursements, use of telephone services, meal expenses and transportation. We believe these policies promote savings and establish a greater commitment to efficiency in our corporate environment;

▶	We have identified and implemented internal synergies between our businesses that we believe enable us to simplify the sale of foreclosed assets, controls, and the processing of documents;

▶	We have established a single credit concession and recovery unit for all retail linked units called Credit Factory (Fábrica de Crédito);

▶	We are in the process of reviewing all of our logistics, including transportation routes and suppliers evaluation and assessment;

▶	We have consolidated and restructured our international platforms; and

▶	We have, together with another Brazilian financial institution, outsourced our document processing services such as check processing.
Retail strategy
Increase scale
We believe that our ability to maintain our position as a leading full service financial institution depends, in part, on maintaining and increasing scale in our retail business. We have increased scale through organic growth, strategic transactions initiatives, and several new cross-selling opportunities through our subsidiaries and strategic partners. As of December 31, 2004, our total retail portfolio stood at R$15,653 million, representing 49.9% of our total loans, compared to 38.3% as of December 31, 2003.
We seek to increase our scale through carefully chosen acquisitions and strategic alliances. We believe the consumer finance sector is one of the most rapidly growing and profitable segments of the Brazilian retail financial services market. Achieving a strong presence in consumer finance is central to our strategy of gaining scale in our retail business and reaching the lower income segment of the market.
Enhance sales to existing customer base through innovative products and service offerings
We view scale not only in terms of the size of our customer base, but also as a function of the number of products we are able to sell per customer. Improving our product-per-client ratio has a positive impact on profitability, since it is less expensive to sell an additional product to an existing customer than to acquire a new customer. We believe that continually developing and marketing tailored and innovative products to serve the needs of specifically identified customer segments increases our ability to sell multiple products per client. An example of this is our Superpoupe portfolio, which had a balance of R$1,625 million as of December 31, 2004. Superpoupe is a time deposit certificate offered to Unibanco customers with a cost of funding that is less than the cost of a traditional time deposit certificate.
We have increased our market penetration through cross-selling and new products and offers such as Tarifa Zero, in which fees are based on the client’s historical relationship with Unibanco; Plano Único, a letter of credit issued in connection with the purchase of real estate which permits clients to repay the credit over an extended period of time with guaranteed delivery on 36 months from the first installment and the remaining balance paid in 100 monthly installments; and consignment credit offerings to private or government employees with credit card usage and personal credit lines.
Wholesale strategy
Enhance our market position in brazilian wholesale
Through our Wholesale business, we seek to be the bank of choice for corporations and investors with interests in Brazil. Our strategy combines the strength of a commercial bank with the agility of a leading investment bank. Our deep knowledge of our clients and their business coupled with our financial capabilities allow us to establish credit limits and structure transactions in a differentiated way. Throughout 2004, we have developed a new regional coverage strategy maintaining a close relationship with our clients and supplying them, in their day-to-day financial needs, with diversified products and services, including working capital credit lines, foreign exchange lending, banking services, corporate finance, advisory services and derivative products.
We are one of the leading Brazilian banks participating in the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, programs. As of December 2004, Unibanco ranked third among private-sector banks in terms of total BNDES disbursements, with a 7.52% market share, according to the official BNDES ranking list.
Insurance strategy
Focus on offering high profitability insurance products and keeping corporate leadership
We believe that Brazilian economic growth will present opportunities for the country’s insurance industry, as Brazilians’ spending on insurance products currently lags behind that of many other countries. We intend to take advantage of this growing market by using our sophisticated product development capability to focus our insurance offerings on value-added products. We maintain high levels for our underwriting criteria which results in products that are more profitable than the relatively commoditized, market-standard products offered by many of our competitors. We believe that our Insurance business has the best mix of products among the five largest insurers in Brazil. In developing insurance products for corporate clients, we have achieved leading market positions in a variety of specialized areas, including directors and officers (D&O) insurance, and insurance and coverage products for the petrochemical, transportation, property and aeronautic sectors. Our focus on developing and offering value-added insurance products is supported by our joint venture with AIG, which gives Unibanco access to AIG’s expertise in product development and reinsurance, as well as a valuable brand name.
Enhance profitability in our insurance business through cost control and underwriting expertise
The profitability of our Insurance business depends in part on our ability to minimize expenses and losses. We have taken significant steps to reduce expenses in our Insurance operations, including the merger of several companies into Unibanco AIG Seguros, and the introduction of an Internet portal to communicate with our brokerage force.
Pension plan strategy
Our primary strategy is to improve sales of corporate pension plans by adding new companies to our pension plan portfolio and increasing the size of our portfolio of individual plans. We offer several innovative investment contract products including Vida Gerador de Beneficio Livre, or VGBL, which combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accident or disability and Plano Gerador de Beneficios Livres, or PGBL, which enables customers to save for retirement with a tax-deductible feature and may include insurance coverage for death, accident or disability. These pension products are mainly sold in Unibanco branches. Increasing sales and controlling expenses are the key drivers for the profitability of our pension plan business.
Wealth management strategy
Be the leading provider of wealth management services in Brazil
The mission of our Wealth Management business is to provide proactive advice to help our clients accumulate, preserve and transfer their wealth. We offer integrated financial solutions through our three main areas of expertise: asset management, private banking and advisory services. Our tailored and value-added products are targeted to companies and individuals positioned in the top end of the wealth pyramid distribution, typically middle to large companies, pension funds and affluent to high net worth individuals, thus leveraging our unique position in those market segments. In order to provide these differentiated services we have developed a strong local and international network of wealth management specialists in the areas of succession advice, tax advice and real estate, among others. In the area of financial investments we developed an open architecture model that further differentiates our offerings. Through this model, our clients have access to our best investment products and also to the best investment products of third party asset managers.
As of December 31, 2004, UAM had R$27,765 million in assets under management and was ranked fourth in ANBID’s ranking of private third parties’ assets under management with a market share of 4.0%. Unibanco Private Bank was ranked second in ANBID’s ranking of the private banking segment with a market share of 9.3%.
During the second quarter of 2004, we created a new approach exclusively for customers with investment portfolios greater than R$200,000, which consists of management of their investments by offering specific services and products to this segment.
For more details on our business, see “Item 4. Information on the Company” in our 2004 Form 20-F, incorporated herein by reference.
UNIBANCO HOLDINGS
Unibanco Holdings controls us through its ownership, as of May 31, 2005, of 96.6% of our outstanding common shares and 15.7% of our outstanding preferred shares. Unibanco Holdings engages in no activities other than holding shares in us.

The offering

Securities Offered	74,912,362 Units, including Units in the form of GDSs, are being offered in a global offering. The international underwriters are offering Units in the form of GDSs in the United States and elsewhere outside Brazil and a syndicate of Brazilian financial institutions is offering Units in Brazil.

Securities Outstanding	Units (including Units held in the form of GDSs) will be outstanding immediately after the offering.

GDSs	Each GDS represents 5 Units. GDSs are evidenced by Global Depositary Receipts, or GDRs. See “Description of Global Depository Shares.”

Selling Shareholder	Caixa Brasil, a wholly owned subsidiary of Caixa Geral de Depósitos S.A., or CGD. See “Selling Shareholder.”

Overallotment Option	Caixa Brasil has granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 11,236,854 additional Units, in the form of Units or GDSs, at the initial price to the public less selling concessions, solely to cover overallotments, if any.

Trading Markets	The GDSs are listed on the NYSE under the symbol “UBB.” The Units are listed on the BOVESPA under the symbol “UBBR11.” The preferred shares of Unibanco and Unibanco Holdings are also listed on the BOVESPA.

Use of Proceeds	Unibanco and Unibanco Holdings, as the issuers of the securities being sold by Caixa Brasil, will not receive any proceeds from the sale of GDSs or Units in the global offering.

No Voting Rights	Except in limited circumstances, holders of Units have no voting rights as securityholders of Unibanco or Unibanco Holdings. In cases where holders of Units do have voting rights, holders of GDSs will have the right to instruct The Bank of New York, as depositary, on how to vote the underlying Units. See “Description of Global Depositary Shares.”

Lock-Ups	Each of Unibanco, Unibanco Holdings and Caixa Brasil has agreed, with certain exceptions, that, other than with respect to the Units being offered in the global offering, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any Units or GDSs, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC for a period of 90 days after the date of this prospectus.

Risk Factors	You should carefully consider the risk factors beginning on page 16 of this prospectus and the risk factors in our 2004 Form 20-F, which is incorporated by reference herein, before deciding whether to invest in Units, including Units represented by GDSs.

Expected timetable for the offering

Commencement of marketing of the offering	, 2005
Announcement of offer price	, 2005
Allocation of GDSs and Units	, 2005
Settlement and delivery	, 2005
Depending on market conditions and other factors, this expected timetable may be modified. In particular, this offering is contingent upon the closing of the Brazilian transactions described below under “Recent Developments— Brazilian Conversions Prior to Global Offering.” The international underwriters will acquire the Units underlying the GDSs from Caixa Brasil pursuant to an arrangement involving certain Brazilian financial institutions as described below under “Plan of Distribution.”
The offered GDSs will initially be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the GDSs will be shown on, and transfers of these beneficial interests may be effected only through, records maintained by DTC and its direct or indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme.
As a result of this offering, assuming the overallotment option is exercised in full, Caixa Brasil will no longer have an equity interest in Unibanco or Unibanco Holdings. However, we expect that we will maintain our historical business relationship with CGD, including cooperating in developing Unibanco’s business in Portugal and CGD’s business in Brazil.
Unibanco and Unibanco Securities Inc., an affiliate of Unibanco, are participating in this proposed offer and sale of the Units as global coordinators and joint bookrunning managers. The participation of Unibanco and Unibanco Securities Inc. could present a conflict of interest since they may have an interest in the successful completion of this offering in addition to receiving underwriting discounts and commissions. For a more detailed discussion of these arrangements, see “Plan of Distribution.”

Our principal executive offices are located at Avenida Eusébio Matoso 891, São Paulo, SP, 05423-901-Brazil, Tel: +55 11 3097-1980.

Summary consolidated financial information
U.S. GAAP PRESENTATION
Our consolidated financial statements are presented in reais. For more details related to the latest high and low exchange rates for reais into U.S. dollars, including the high and low exchange rates for each month during the previous six months and for the five most recent financial years, see “Exchange Rates and Exchange Controls.”
Our selected historical financial data as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included in our 2004 Form 20-F. The selected financial data as of December 31, 2000, 2001 and 2002 and for each of the two years in the period ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in our 2004 Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2004 have been audited by PricewaterhouseCoopers Auditores Independentes. Our consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes. The reports of the independent registered public accounting firms as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are filed as part of our 2004 Form 20-F.
Because the consolidated financial statements of Unibanco are similar in all material respects to those of Unibanco Holdings except for minority interest, earnings per share and the cash flow statement, separate selected financial data for Unibanco Holdings have not been presented.
The following selected financial data should be read in conjunction with “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects” of our 2004 Form 20-F.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(In millions of R$)

US GAAP:
Unibanco consolidated income statement data:
Net interest income	R$2,708	R$4,173	R$5,302	R$5,024	R$5,774
Provision for loan losses	(676)	(1,100)	(1,291)	(881)	(948)

Net interest income after provision for loan losses	2,032	3,073	4,011	4,143	4,826
Fee and commission income	1,134	1,653	1,854	2,152	2,382
Equity in results of unconsolidated companies(1)	164	235	184	199	220
Other non-interest income(2)	1,669	1,873	1,178	3,152	4,239
Operating expenses(3)	(2,758)	(3,850)	(3,985)	(4,534)	(5,098)
Other non-interest expense(4)	(1,530)	(2,037)	(2,600)	(3,731)	(4,055)

Income before income taxes and minority interest	711	947	642	1,381	2,514
Income taxes	(14)	(38)	276	(354)	(295)
Minority interest	(69)	(84)	(115)	(154)	(156)

Net income	R$628	R$825	R$803	R$873	R$2,063

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In R$, except per share data)

Unibanco earnings and dividends information(12):
Basic and diluted earnings per shares:
Common	R$0.49	R$0.56	R$0.55	R$0.61	R$1.42
Preferred	0.54	0.62	0.61	0.67	1.56
Distributed earnings (dividends) per shares:
Common	0.22	0.22	0.23	0.30	0.36
Preferred	0.25	0.24	0.26	0.33	0.39
Weighted average shares outstanding (in thousands)— Basic:
Common	650,574	755,687	755,687	755,678	755,658
Preferred	579,764	643,309	629,876	622,831	631,225
Weighted average shares outstanding (in thousands)— Diluted:
Common	650,574	755,687	755,687	755,678	755,658
Preferred	579,764	643,309	629,876	623,035	631,643

Unibanco holdings earnings and dividends information(12):
Basic and diluted earnings per shares:
Common	R$0.50	R$0.57	R$0.57	R$0.60	R$1.42
Class A Preferred	0.54	0.63	0.63	0.14	—
Class B Preferred	0.50	0.57	0.57	0.60	1.42
Distributed earnings (dividends) per shares:
Common	0.21	0.22	0.24	0.27	0.32
Class A Preferred	0.24	0.24	0.26	0.14	—
Class B Preferred	0.21	0.22	0.24	0.27	0.32
Weighted average shares outstanding (in thousands)— Basic:
Common	334,753	371,384	371,384	349,754	315,146
Class A Preferred	38,435	38,435	38,435	23,653	—
Class B Preferred	364,502	429,411	424,263	454,212	510,100
Weighted average shares outstanding (in thousands)— Diluted:
Common	334,753	371,384	371,384	349,754	315,146
Class A Preferred	38,435	38,435	38,435	23,653	—
Class B Preferred	364,502	429,411	424,263	454,415	510,518

	As of December 31,
	2000	2001	2002	2003	2004
	(In millions of R$)

Unibanco consolidated balance sheet data:
Assets
Cash and due from banks	R$332	R$677	R$934	R$812	R$1,575
Interest-bearing deposits in other banks	901	1,843	2,309	2,886	3,579
Trading, available for sale and held to maturity	9,160	15,596	18,117	14,666	14,875
Loans	20,314	23,912	25,254	26,039	31,377
Allowance for loan losses	(1,005)	(1,276)	(1,389)	(1,317)	(1,560)
Investments in unconsolidated companies	445	892	574	616	536
Goodwill and intangibles, net	1,528	1,372	1,349	1,248	1,630
Total assets	48,632	53,382	71,988	66,047	77,858
Average assets	33,780	51,203	60,310	64,579	74,383

Liabilities and Stockholders’ Equity
Deposits	R$13,468	R$18,555	R$26,055	R$25,700	R$33,775
Short-term borrowings	5,846	6,240	6,305	3,113	2,677
Long-term debt	7,401	7,847	10,928	13,348	11,700
Stockholders’ equity	5,552	5,955	6,245	6,754	8,572
Average liabilities	29,359	45,387	54,223	58,085	66,723
Average stockholders’ equity	4,421	5,816	6,087	6,494	7,660

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004

Selected consolidated ratios:
Profitability and Performance
Net Interest margin(5)	9.6%	10.1%	10.8%	9.4%	9.4%
Return on average assets(6)	1.9	1.6	1.3	1.4	2.8
Return on average equity(7)	14.2	14.2	13.2	13.4	26.9
Dividends payout ratio common and preferred	45.8	39.3	42.4	49.2	25.4
Efficiency ratio(8)	69.3	68.0	69.5	68.7	61.1

Liquidity
Loans as a percentage of total deposits	150.8	128.9	96.9	101.3	92.9

Capital
Average stockholders’ equity as a percentage of average total assets	13.1	11.4	10.1	10.1	10.3
Total equity as a percentage of total assets	11.4	11.2	8.7	10.2	11.0
Total capital to risk-weighted assets(9)	16.5	13.7	15.7	18.6	16.3

Asset Quality
Allowance for loan losses as a percentage of total loans	4.9	5.3	5.5	5.1	5.0
Nonperforming loans as a percentage of total loans(10)	4.3	4.2	3.9	4.5	4.1
Allowance for loan losses as a percentage of total nonperforming loans(10)	115.9	127.3	142.0	113.4	122.4
Net charge-offs as a percentage of average loans outstanding(11)	2.8	3.8	5.0	4.0	2.6

(1)	For more information on our equity in results of unconsolidated companies, see “Item 5. Operating and Financial Review and Prospects— Accounting for Results of Unconsolidated Affiliates” and “Item 5.A. Operating Results” and Note 11 to our consolidated financial statements in our 2004 Form 20-F.

(2)	Other non-interest income consists of trading income (expenses), net gain on foreign currency transactions, net gain (losses) on securities and non-trading derivatives, insurance and private retirement plan and pension investment contracts and other non-interest income. For more information see Note 24 to our consolidated financial statements and “Item 5.A. Operating Results” in our 2004 20-F.

(3)	Operating expenses consist of salaries and benefits and administrative expenses.

(4)	Other non-interest expense consists of amortization of goodwill until December 31, 2001, amortization of intangibles and impairment on goodwill, insurance, private retirement plan and pension investment contracts and other non-interest expenses.

(5)	Net interest income as a percentage of average interest-earning assets.

(6)	Net income as a percentage of average total assets.

(7)	Net income as a percentage of average stockholders’ equity.

(8)	Operating expenses as a percentage of the aggregate of net interest income, fee and commission income, other non-interest income and other non-interest expense.

(9)	Based on Brazilian Central Bank guidelines. See “Item 4.B. Business Overview” in our 2004 Form 20-F.

(10)	Nonperforming loans consist of loans 60 days or more overdue.

(11)	Charge-offs net of loan recoveries during the period as a percentage of average loans outstanding.

(12)	Earnings per share have been adjusted for all periods presented to reflect the new number of shares that resulted from the reverse stock split (100:1 shares), on August 30, 2004, in accordance with SFAS 128 “Earnings per share.” See Note 19 to our consolidated financial statements in our 2004 Form 20-F.

BRAZILIAN GAAP PRESENTATION
We file with the CVM and the BOVESPA consolidated financial statements on an annual basis and as of and for the year-to-date period ending each quarter. These consolidated financial statements are prepared in accordance with Brazilian GAAP. Brazilian Corporate Law differs in several significant respects from U.S. GAAP. For this reason, information derived from or based on our Brazilian GAAP financial statements is not directly comparable to information derived from or based on our U.S. GAAP financial statements.
The following summary consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements prepared in accordance with Brazilian GAAP, which are not included or incorporated by reference in this prospectus. The summary income statement data for the six months ended June 30, 2004 and 2005 and the summary balance sheet data as of June 30, 2004 and 2005 set forth below are derived from the unaudited consolidated financial statements included in our report on Form 6-K, dated August      , 2005, which is incorporated herein by reference, and should be read in conjunction with, and is qualified in its entirety by reference to, those unaudited consolidated financial statements, including the related notes.

						As of and for the six
						months ended
	Year ended December 31,					June 30,
	2000	2001	2002	2003	2004	2004	2005
	(In millions of R$, except percentages)

BRAZILIAN GAAP(1):
Consolidated Income Statement Data:
Profit from financial intermediation	R$2,642	R$3,736	R$2,672	R$5,198	R$5,194	R$2,242	R$
Net income	739	972	1,010	1,052	1,283	581
Consolidated Balance Sheet Data:
Total assets	R$51,496	R$55,616	R$75,375	R$69,632	R$79,350	R$80,011	R$
Total loans	21,615	25,358	26,557	27,678	31,796	29,747
Total deposits	13,350	18,932	25,988	25,357	33,530	29,328
Stockholders’ equity	5,504	6,072	6,559	7,156	8,106	7,704
Selected Consolidated Ratios:
Return on average assets(2)	1.8%	1.8%	1.5%	1.5%	1.7%	1.6%		%
Return on average equity(3)	17.5	16.8	16.0	15.3	16.8	16.4
Efficiency ratio(4)	60.0	58.0	59.1	57.7	60.9	61.5
Total capital to risk weighted assets(5)	16.5	13.7	15.7	18.6	16.3	16.7

(1)	Our Brazilian financial statements are prepared in accordance with the requirements of Brazilian Corporate Law and the regulation of the Central Bank and the CVM.

(2)	Net income as a percentage of average total assets.

(3)	Net income as a percentage of average stockholders’ equity.

(4)	Operating expenses as a percentage of the aggregate profit from financial intermediation and other income.

(5)	Based on Brazilian Central Bank guidelines. See “Item 4.B. Business Overview” in our 2004 Form 20-F.

Recent developments
BRAZILIAN CONVERSIONS PRIOR TO GLOBAL OFFERING
At its June 30, 2005 meeting the Board of Directors of Unibanco Holdings authorized its Board of Officers to exchange common shares of Unibanco held by Caixa Brasil for preferred shares of Unibanco held by Unibanco Holdings on a one-to-one basis. The Board of Directors of Unibanco Holdings also called an extraordinary shareholders meeting to be held on July 19, 2005 to approve the conversion of Unibanco Holdings common shares into Unibanco Holdings preferred shares. The period for the conversion will be 30 days, beginning July 19, 2005 and ending August 18, 2005. Unibanco Holdings common shares to be converted are subject to allotment among converting holders if necessary to keep the number of Unibanco Holdings preferred shares at or under the legal limit of two-thirds of Unibanco Holding’s capital stock.
The Board of Directors of both Unibanco and Unibanco Holdings also agreed to seek CVM approval of a conversion program whereby holders of Unibanco and Unibanco Holdings preferred shares at August 19, 2005 will be able to convert such shares into Units and authorized their respective Boards of Officers to take all necessary measures in connection with the filing of the registration statement for the public offering of Units in Brazil with the CVM and the filing of the registration statement for the public offering of GDSs in the United States with the SEC.
The ability of holders of Units to cancel Units and receive the underlying preferred shares, in accordance with the respective by-laws of Unibanco and Unibanco Holdings, has been suspended from June 30, 2005 to August 29, 2005.
Caixa Brasil expects to participate in the conversions and has indicated its intent to sell all of the Units it expects to obtain from the transactions described above, together with the 63,938,421 Units it currently owns, in the global offering. The global offering and the conversions are subject to the filing and effectiveness of all necessary documentation with the applicable regulatory authorities.
For further information about the effects of these transactions and the global offering on the equity ownership position of Caixa Brasil, see “Selling Shareholder.”

Risk factors
Before investing in Units, including Units in the form of GDSs, you should consider carefully all the information in this section. In general, possession of securities of issuers in emerging market countries such as Brazil involves a higher degree of risk than the possession of securities of U.S. and European issuers.
RISKS RELATING TO BRAZIL
Our business, almost all of which is located in Brazil, may be adversely affected by actions of the Brazilian government
Historically the Brazilian government has intervened from time to time in the Brazilian economy and in the financial services industry. Such intervention has included, until 1999, currency devaluation, the imposition of wage, price and capital controls, the freezing of bank accounts and limitation on exports, and, most recently, increases in regulatory capital and reserve requirements, imposition of lending limits and other credit restrictions and the imposition of taxes on financial transactions. We are not in a position to predict if the Brazilian government will intervene in the Brazilian economy and, in such case, the nature and extent of such intervention.
The actions of the government may adversely affect our business by:

▶	reducing the demand for our services;

▶	increasing our costs;

▶	limiting our ability to provide services; or

▶	reducing the ability of our customers to repay loans.
Moreover, social instability and other political or economic developments resulting from the Brazilian government’s imposition of new economic policies, or the Brazilian government’s response to those developments, could also adversely affect our operations. For a more detailed discussion of these issues, see “Item 5. Operating and Financial Review and Prospects— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations— Effects of Government Regulation on Our Financial Condition and Results of Operations” of our 2004 Form 20-F, incorporated herein by reference.
Devaluation of the real against the U.S. dollar may harm our and our Brazilian borrowers’ ability to pay dollar-denominated or dollar-indexed obligations
Our financial condition and results of operations have been affected in recent periods, and will likely continue to be affected, by the devaluation of the real that has followed the Brazilian government’s decision in January 1999 to allow the real to float freely.
The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real declined in value against the U.S. dollar by 18.7% in 2001 and by 52.3% in 2002, and recovered to some extent in 2003, appreciating 18.3% against the U.S. dollar. For the period ended December 31, 2004, the real appreciated 8.1% against the U.S. dollar. When we refer to a specific percentage depreciation or appreciation of the real against the U.S. dollar in any year, we have derived such percentage by comparing the number of reais exchangeable for one U.S. dollar at the beginning of such year to the number of reais exchangeable for one U.S. dollar at the end of such year, as reported by the Central Bank.

Risk factors

Devaluation of the real against the U.S. dollar and other foreign currencies may impair our ability to pay our dollar-denominated or dollar-indexed liabilities, by making it more costly for us to obtain the foreign currency required to pay such obligations.
Devaluation of the real may also affect us by impairing the ability of our Brazilian corporate borrowers to repay dollar-denominated or dollar-indexed liabilities to us. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais.
In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation of the real against the U.S. dollar will increase our cost of funds and require us to raise our rates on our loans, which, as a result, may affect our ability to attract new customers who might be deterred from paying such higher rates.
Appreciation of the real against the U.S. dollar may adversely affect our income tax liability
During periods when the real appreciates against the currencies in which we hold our investments in our non-Brazilian subsidiaries and branches, we may experience an increase in our income tax liability. This is because losses in real terms on our overseas investments are not deductible for Brazilian tax purposes, whereas gains in the value of the related real-denominated hedges we maintain generally are taxable.
Volatility of currency exchange rates may lead to an uncertain economic climate in Brazil that could negatively affect our ability to finance our operations through the international capital markets
Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and instigating governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the Brazilian current account and balance of payments, as well as dampening export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain.
Imposition of exchange controls could restrict our access to the international capital markets and limit our ability to service our obligations that are denominated in foreign currencies
The purchase and sale of foreign currency in Brazil is subject to governmental control. Historically, the Brazilian government has implemented a number of policies affecting exchange rates and the servicing of external debt by Brazilian borrowers. These policies have included sudden devaluation, periodic mini-devaluation (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and the creation of a commercial rate exchange market and a floating rate exchange market, which have recently been combined into a single exchange rate market.
The Brazilian government has not prevented the remittance of proceeds to foreign investors since 1990 and has never done so in respect of securities obligations. Currently, the government does not restrict the ability of Brazilian or foreign persons or entities to convert Brazilian currency into foreign currency provided that the transactions are legal and based on the economic factors and responsibilities of each of the parties as set forth in the underlying document for each transaction that must be entered or

Risk factors

settled through the Central Bank. In the past, the Central Bank has assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.
We cannot be sure that the Brazilian government will not institute a more restrictive exchange control policy. Such a policy could impede our access to the international capital markets by making non-Brazilian lenders and investors reluctant to commit funds to Brazilian borrowers. Such a policy could also negatively affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet their obligations under foreign currency-denominated liabilities. Many factors beyond our control might affect the likelihood of the government’s imposing exchange control restrictions. Among these factors are:

▶	the extent of Brazil’s foreign currency reserves;

▶	the availability of sufficient foreign exchange on the date a payment is due;

▶	the size of Brazil’s debt service burden relative to the economy as a whole;

▶	Brazil’s policy towards the International Monetary Fund; and

▶	political constraints to which Brazil may be subject.
If Brazil experiences substantial inflation in the future, our results of operations may be negatively affected
Brazil has in the past experienced high rates of inflation, with annual rates of inflation as high as 2,708% in 1993. More recently, Brazil’s rates of inflation were 9.8% in 2000, 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, and 1.53% in the first six months of 2005, as measured by the general price index, or IGP-DI. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Substantial inflation in the future in Brazil may increase our costs and decrease our operating and net margins, if it is not accompanied by an increase in interest rates. Inflationary pressures may curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.
Developments in other emerging market economies may negatively affect the Brazilian economy and have an adverse impact on our business
Historically, adverse developments in the economies of other emerging market countries, especially those in Latin America, have had an adverse impact on the Brazilian securities markets and economy. These events have negatively affected Brazilian companies by:

▶	decreasing the availability of credit in the Brazilian economy, from both domestic and international sources of capital;

▶	resulting in considerable outflows of funds and declines in the amount of foreign investment in Brazil; and

▶	adversely affecting the market price of Brazilian companies’ securities.
Such events have included the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998 and the Argentinean economic and political crisis in 2002. In recent periods, the international financial markets have experienced significant volatility, and

Risk factors

a large number of market indices, including those in Brazil, have at times experienced significant declines.
In the event of adverse developments in emerging market countries, the international capital markets may not remain open to Brazilian companies and prevailing interest rates in these markets may not be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.
Recent allegations of political corruption against the Brazilian Worker’s Party, the governing party of Brazil, could create economic and political instability
The federal government faces its largest crisis since 2003. Several politicians have been accused of influencing other congressmen in exchange for their political support. As a result, several politicians, including the President’s chief of staff, have resigned. Notwithstanding the government’s good economic fundamentals, the allegations could weaken the President of Brazil and endanger his economic reforms and/or create political and economic instability. We cannot predict the outcome of the allegations or the effect it will have on the Brazilian economy.
RISKS RELATING TO THE BRAZILIAN BANKING INDUSTRY
Changes in regulation may negatively affect us
Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including regulations that impose:

▶	minimum capital requirements;

▶	compulsory reserve requirements;

▶	lending limits and other credit restrictions; and

▶	accounting and statistical requirements.
The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies, and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could be changed, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our earnings.
Changes in reserve and compulsory deposit requirements may affect our profitability
The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve requirements in the future or impose new reserve or compulsory deposit requirements.
As of June 30, 2005:

▶	the reserve requirement for demand deposits was 45%;

▶	the rate of compulsory deposit requirements on saving deposits in the form of cash deposits was 20%;

▶	the rate of compulsory deposit requirements on time deposits in the form of government securities in an account with the Central Bank was 15%; and

▶	the additional reserve requirements on time deposits, demand deposits and savings deposits were, respectively, 8%, 8% and 10%.

Risk factors

Our balance of demand, savings and time deposits reserve requirement was R$4,808 million as of December 31, 2004. For a more detailed discussion, see “Item 5. Operating and Financial Review and Prospects— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations— Effects of Government Regulation on Our Financial Condition and Results of Operations” of our 2004 Form 20-F, incorporated herein by reference.
Reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments. In addition, compulsory deposits generally do not yield the same return as our other investments and deposits. This is a result of the following factors:

▶	a portion of our compulsory deposits do not bear interest;

▶	we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

▶	we must use a portion of the deposits to finance both a federal housing program and the rural sector.
Changes in minimum levels for federal housing and rural sector loans may negatively affect our profitability
Under the banking regulation framework, we are required to use an aggregate amount not less than a specified percentage of our savings deposits for federal housing financing and a minimum percentage of demand deposits for loans to the rural sector. These limits can directly influence the profitability of our business as a result of two different factors. If we do not achieve the minimum levels required for these loans, we must keep the difference as compulsory deposits with the Central Bank, which generally do not yield the same returns as our other investments and deposits. In addition, obligatory loans to these sectors might entail more risk and/or be less profitable than other lending opportunities available.
In general, as of June 30, 2005:

▶	the rate of minimum loans for federal housing program was 65% of savings deposits; and

▶	the rate of minimum loans to rural sector was 25% of demand deposits.
Changes in tax regulation may negatively affect our operations
To support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other fiscal regimes which affect us and our customers. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes have produced uncertainty in the financial system, increased the cost of borrowing and contributed to the increase in our non-performing loan portfolio. For a more detailed discussion, see “Item 5. Operating and Financial Review and Prospects— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations— Effects of Government Regulation Effects on our Financial Condition and Results or Operations— Other Taxes” of our 2004 Form 20-F, incorporated herein by reference.
Changes in base interest rates by the Central Bank could adversely affect our results of operations and profitability
The Central Bank establishes the base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument of monetary policy. The base interest rate is the benchmark interest rate

Risk factors

payable to holders of some securities issued by the federal government and traded at the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC. In recent years, the base interest rate has fluctuated, reaching approximately 45% per annum in March 1999 and falling to 15.25% per annum as of January 17, 2001. Since 2001, the Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties. In response to economic developments, the Central Bank reduced the base interest rate during the second half of 2003 and the first half of 2004. Most recently, to control inflation, the Central Bank increased the base interest rate several times from 16% per annum on August 18, 2004 to 19.75% per annum on May 19, 2005.
Although typically increases in the base interest rate enable us to increase margins, such increases could adversely affect our results of operations, among other ways, by reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default. Decreases in the base interest rate could also adversely affect our results of operations, among other ways, by decreasing the interest income we earn on our interest-earning assets and lowering margins. For a more detailed discussion, see “Item 5. Operating and Financial Review and Prospects— Macroeconomic Factors Affecting Our Financial Condition and Results of Operations— Effects of Government Regulation Effects on our Financial Condition and Results or Operations— Effects of Interest Rates on Our Financial Condition and Results of Operations” of our 2004 Form 20-F, incorporate herein by reference.
The increasingly competitive environment and recent consolidations in the Brazilian financial services market may negatively affect our business prospects
The Brazilian financial market, including the banking, insurance and asset management areas, is highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks, public and private, and insurance companies.
The Brazilian banking industry experienced a consolidation period in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned banks and private intermediate banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.
The acquisition of an insurance company or of a bank by one of our competitors would generally increase the acquirer’s market share and scale, and as a result we may face heightened competition. This increased competition may negatively affect our business results and prospects by, among other things:

▶	limiting our ability to increase our client base and expand our operations;

▶	reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

▶	increasing competition for investment opportunities.
RISKS RELATING TO UNIBANCO AND UNIBANCO HOLDINGS
The profile of our loan portfolio may change due to acquisitions we make or due to changes in Brazilian or international economic conditions
As of December 31, 2004, our loan portfolio was R$31,377 million, compared to R$26,039 million as of December 31, 2003. Our allowance for loan losses was R$1,560 million, representing 5.0% of our total loan portfolio, as of December 31, 2004, compared to R$1,317 million, representing 5.1% of our

Risk factors

total loan portfolio, as of December 31, 2003. For a more detailed discussion, see “Item 5. Operating and Financial Review and Prospects— Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” in our 2004 Form 20-F, incorporate herein by reference.
The quality of our loan portfolio is subject to changes in the profile of the business resulting both from organic growth or acquisitions we make and is dependent on domestic and, to a lesser extent, international economic conditions. Our acquisitions of Fininvest in 2000, the 50% interest in each of Pontocred and LuizaCred in 2001 and Creditec and Hipercard in 2004 have affected the quality of our loan portfolio by significantly increasing our exposure to the lower income segment of the retail market. This sector generally features a higher volume of transactions, higher margins and higher default rates than other sectors. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil or the variability of economic activity may have an adverse impact on us. Accordingly, our historic loan loss experience may not indicate future loss experience.
Our securities portfolio is subject to market fluctuations due to changes in Brazilian or international economic conditions
As of December 31, 2004, marketable securities represented R$14,875 million, or 19.1%, of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. These amounts, which we record when investments in securities are sold or are marked to market on all trading securities, may fluctuate considerably from period to period. We cannot predict the amount of realized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.
Integration of businesses in future acquisitions may increase our risks
Our business strategy includes growth through strategic acquisitions. In March 2004, we acquired HiperCard, an independent credit card company. In May 2004, we concluded the acquisition of Creditec, a financing company which has significant presence in the Brazilian personal loans and consumer finance sector among middle and lower income consumers. We may engage in further acquisitions, as we seek to continue our growth in the consolidating Brazilian financial services industry. The integration of the businesses we have recently acquired and may acquire in the future entails significant risks, including the risks that:

▶	integrating new branch networks, information systems, personnel, products and customer bases into our existing business may place unexpectedly significant demands on our senior management, information systems, back office operations and marketing resources;

▶	our current information systems may be incompatible with the information systems of the companies we acquire, with the result that we may be unable to integrate the acquired systems at a reasonable cost or in a timely manner;

▶	we may lose key employees and customers of the acquired businesses;

▶	we may incur unexpected liabilities or contingencies relating to the acquired businesses; and

▶	delays in the integration process may cause us to incur greater operating expenses than expected with respect to our acquired businesses.

Risk factors

RISKS RELATING TO THE GLOBAL DEPOSITARY SHARES AND UNITS
Cancellation of Global Depositary Shares in exchange for Units could adversely affect the public market and value of Global Depositary Shares and impose further restrictions on Unit holders
Under our GDS program, GDS holders are entitled to cancel their GDS and receive the underlying Units in Brazil. In this case:

▶	if a significant number of GDSs are cancelled, the public market and prices for GDSs could be adversely affected;

▶	the Units will be traded in the Brazilian securities market. Therefore, investors who choose to cancel their GDSs may be exposed to higher risks than they would be in the U.S. securities market, especially with respect to liquidity of the Units; and

▶	the proceeds and gains related to the Units are earned by their holders in Brazil. Foreign investors may not be able to remit the proceeds of the Units to investors outside Brazil. See the risk factor entitled “Restrictions on Overseas Remittances could adversely affect Holders of Units and GDSs”.
Restrictions on overseas remittances could adversely affect holders of Units and GDSs
Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such an imbalance, the Brazilian Government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. In addition, if the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. Such restrictions could hinder or prevent foreign investors from converting dividends, distributions or the proceeds from any sale of Units into U.S. dollars and remitting such U.S. dollars abroad. Holders of Units and GDSs who reside outside Brazil could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Units and GDSs.
Absence of voting rights for the Units
In accordance with Brazilian Corporate Law, our by-laws and the by-laws of Unibanco Holdings, holders of our preferred shares and Unibanco Holdings’ Preferred Shares have no voting rights except in certain limited circumstances, and holders of Units, therefore, are generally not entitled to vote either at meetings of our shareholders or at meetings of Unibanco Holdings’ shareholders.
Shares eligible for future sale may adversely affect the market value of our Units and GDSs
Certain of our principal shareholders and the principal shareholders of Unibanco Holdings have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares, Unibanco Holdings Common shares, and Units. No prediction can be made as to the effect, if any, that future sales of the shares represented by Units or Units may have on the market price of the Units and GDSs. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of the Units and GDSs.

Risk factors

Limitations on exercise of preemptive rights by foreign shareholders
Under Brazilian Corporate Law, except in the case of shares offered through a stock exchange or a public offering, a Brazilian company must offer its shareholders preemptive rights to purchase, by means of capital subscription in a private placement, a sufficient number of shares to maintain their existing ownership percentages prior to the offering and issuance of any new shares. However, the participation of foreign investors in the capital of financial institutions is subject to prior authorization by the Brazilian government, except for participation in non-voting capital, once a general authorization has already been granted for this purpose. Therefore, in the event voting securities are being offered, our foreign shareholders could be prevented from exercising their preemptive rights. In addition, foreign shareholders may not be able to exercise preemptive rights with respect to our shares represented by the Units, or with respect to any securities issued by us or by Unibanco Holdings as to which the holders of Units have preemptive rights unless a registration statement under the Securities Act is effective with respect to the shares relating to such rights or an exemption from the registration requirements thereunder is available. Unibanco Holdings and we are under no obligation to file a registration statement with respect to such preemptive rights and there can be no assurance that Unibanco Holdings and we will file any such registration statement.

Exchange rates and exchange controls
Only institutions authorized by the Central Bank to operate in the foreign exchange markets may purchase or sell foreign currency in Brazil.
The Central Bank has recently approved the unification of the commercial rate exchange market and the floating rate exchange market, the two foreign exchange markets in Brazil. In this united foreign exchange market, rates are freely negotiated but may be strongly influenced by Central Bank intervention. During 1999 and 2000 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. Although the real regained some value against the U.S. dollar in the fourth quarter of 2001, the value of the real suffered a further decline in 2002. The real recovered to some extent in 2003, due to an improvement in the valuation of Brazilian country risk. The real declined against the U.S. dollar in the first half of 2004 as a result of the changing outlook concerning the reversal of the expansionist path of U.S. monetary policy and the reluctance by members of the international financial market to face risks in emerging markets. The real appreciated again from the end of 2004 through the beginning of 2005 as a result of the decline in value of the U.S. dollar against other currencies worldwide.
The following table sets forth information on the Central Bank’s Commercial Exchange Rate for U.S. dollars (PTAX sale rate) for the periods and dates indicated.
The commercial rate for U.S. dollars
Reais per US$1.00
1.  Low, high, average and period-end, from 2002 to 2004:

Period	Low	High	Average(1)	Period-end

2002	2.2650	3.9505	2.9316	3.5329
2003	2.8219	3.6623	3.0723	2.8879
2004 (1Q)	2.8022	2.9878	2.9254	2.9216
2004 (2Q)	2.8743	3.2051	3.0604	3.1075
2004 (3Q)	2.8586	3.0747	2.9397	2.8586
2004 (4Q)	2.6544	2.8847	2.7779	2.6544
2004	2.6544	3.2051	2.9217	2.6544

2.	Low and high, from January 2005 to July 2005:

Period	Low	High

January	2.6248	2.7222
February	2.5621	2.6320
March	2.6011	2.7621
April	2.5195	2.6598
May	2.3784	2.5146
June	2.3504	2.4891
July(2)	2.3353	2.3901
Source: The Central Bank

(1)	Represents the average of the month-end exchange rates during the relevant period.

(2)	Through July 14, 2005.

Exchange rates and exchange controls

The Central Bank may impose temporary restrictions on remittances of foreign capital abroad whenever there exists, or the Central Bank foresees, a significant imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, to preserve Brazil’s foreign currency reserves, the Brazilian government froze all remittances of dividends and invested capital that were owed to foreign equity investors and held by the Central Bank. The Central Bank subsequently released these amounts in accordance with Brazilian government directives. Currently, there are no restrictions for the remittances of foreign capital abroad in force, but the Brazilian government may take similar measures in the future.
Use of proceeds
Caixa Brasil will receive all of the net proceeds from the sale of Units, including Units in the form of GDSs, in the global offering. Unibanco and Unibanco Holdings, as the issuers of the securities being sold by Caixa Brasil, will not receive any proceeds from the global offering.

Capitalization
U.S. GAAP
The following table shows the consolidated capitalization of Unibanco as of December 31, 2004, calculated in accordance with U.S. GAAP. The information in the table has been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto appearing in our 2004 Form 20-F, which is incorporated in this prospectus by reference.

	As of December 31,
	2004
	(In millions of R$)

Deposits from customers:
Demand deposits— non interest bearing	R$	3,209
Time deposits		24,101
Savings deposits		6,346
Deposits from banks		119

Total deposits		33,775
Federal funds purchased and securities sold under repurchase agreements		6,687
Short-term borrowings		2,677
Long-term debt		11,700
Other liabilities		13,605
Minority interest in consolidated subsidiaries		842
Stockholders’ equity		8,572

Total capitalization	R$	77,858

BRAZILIAN GAAP
The following table shows the consolidated capitalization of Unibanco as of June 30, 2005, calculated in accordance with Brazilian GAAP. The information in the table has been derived from, and should be read in conjunction with, our unaudited consolidated interim financial statements and the notes thereto appearing in our Form 6-K filed with the SEC on August      , 2005 and incorporated in this prospectus by reference.

As of June 30, 2005
(In millions of R$)

Current liabilities	R$
Long-term liabilities:
Deposits
Resources from securities issued
Borrowings
Local and foreign onlendings
Subordinated debt
Other liabilities

Total long-term liabilities
Minority interest
Stockholders’ equity

Total capitalization	R$

Consolidated ratio of earnings to combined fixed charges and preference dividends
The following table sets forth the consolidated ratio of our earnings to our combined fixed charges and preference dividends for each of the periods indicated in accordance with U.S. GAAP. For the purpose of computing the ratios of earnings to combined fixed charges and preference dividends, earnings includes income before income taxes and minority interest less equity in results of unconsolidated companies plus distributed income of equity investment companies and fixed charges. Fixed charges include interest expense plus an estimate of the interest within rental expense. We and our consolidated subsidiaries are not required to pay dividends on outstanding preference securities.
The following table sets forth our ratio of consolidated earnings to total combined fixed charges and preference dividends for the years and the periods indicated:

	Year ended December 31,
	2000	2001	2002	2003	2004(1)

Consolidated Ratio Earnings to Combined Fixed Charges and Preference Dividends	1.20	1.15	1.07	1.31	1.46

(1)	In connection with the sale of our equity interests in Credicard and Orbitall, we received R$1,727 million in cash at the end of December 2004, generating earnings before taxes of R$1,574 million under U.S. GAAP which are included in this ratio.

Selling shareholder
Caixa Brasil, a wholly owned subsidiary of CGD, is offering all of the Units, including Units in the form of GDSs, to be offered in the global offering. In addition, Caixa Brasil has granted the underwriters an option, exercisable within 30 days of the date of the prospectus, to purchase up to an aggregate of 11,236,854 additional Units in the form of Units or GDSs, at the initial price to the public less the underwriting discounts and commissions, solely to cover overallotments, if any.
As of June 30, 2005, Caixa Brasil held an aggregate of: 63,938,421 Units, representing 12.5% of the total Units outstanding; 63,938,421 preferred shares of Unibanco (including shares comprising Units), representing 9.79% of the total Unibanco preferred shares outstanding; 67,579,999 preferred shares of Unibanco Holdings (including shares comprising Units), representing 12.8% of the total Unibanco Holdings preferred shares outstanding; 3,641,578 common shares of Unibanco, representing 0.48% of the total Unibanco common shares outstanding; and 37,138,435 common shares of Unibanco Holdings, representing 11.78% of the total Unibanco Holdings common shares outstanding. Caixa Brasil intends to participate in the conversions and sell all its equity interest in Unibanco and Unibanco Holdings in the global offering. See “Recent Developments— Brazilian Conversions Prior to Global Offering.”
The table below sets forth Caixa Brasil’s beneficial ownership of Units, preferred shares of Unibanco, preferred shares of Unibanco Holdings, common shares of Unibanco and common shares of Unibanco Holdings (i) as of June 30, 2005, (ii) after the Conversions and prior to the global offering and (iii) after giving effect to the sale of all of the Units (including Units in the form of GDSs) offered in the global offering.
Before conversions and global offering
(as of June 30, 2005)

					Percentage of				Percentage of
			Percentage of		total		Percentage of		total
			total	Number of	outstanding		total	Number of	outstanding
	Percentage of	Number of	outstanding	Unibanco	Unibanco	Number of	outstanding	Unibanco	Unibanco
	total	Unibanco	Unibanco	Holdings	Holdings	Unibanco	Unibanco	Holdings	Holdings
Number of	outstanding	preferred	preferred	preferred	preferred	common	common	common	common
units	units	shares	shares	shares	shares	shares	shares	shares	shares

63,938,421	12.5%	63,938,421	9.79%	67,579,999	12.8%	3,641,578	0.48%	37,138,435	11.78%
After conversions and before global offering

					Percentage of				Percentage of
			Percentage of		total		Percentage of		total
			total	Number of	outstanding		total	Number of	outstanding
	Percentage of	Number of	outstanding	Unibanco	Unibanco	Number of	outstanding	Unibanco	Unibanco
	total	Unibanco	Unibanco	Holdings	Holdings	Unibanco	Unibanco	Holdings	Holdings
Number of	outstanding	preferred	preferred	preferred	preferred	common	common	common	common
units	units	shares	shares	shares	shares	shares	shares	shares	shares

After global offering
(assuming the underwriters do not exercise their overallotment option)

Percentage of
					total				Percentage of
			Percentage of	Number of	outstanding		Percentage of		total
			total	Unibanco	Unibanco		total	Number of	outstanding
	Percentage of	Number of	outstanding	Holdings	Holdings	Number of	outstanding	Unibanco	Unibanco
	total	Unibanco	Unibanco	Class B	Class B	Unibanco	Unibanco	Holdings	Holdings
Number of	outstanding	preferred	preferred	preferred	preferred	common	common	common	common
units	units	shares	shares	shares	shares	shares	shares	shares	shares

Selling shareholder

After the global offering
(assuming the underwriters fully exercise their overallotment option)

					Percentage of				Percentage of
			Percentage of		total		Percentage of		total
			total	Number of	outstanding		total	Number of	outstanding
	Percentage of	Number of	outstanding	Unibanco	Unibanco	Number of	outstanding	Unibanco	Unibanco
	total	Unibanco	Unibanco	Holdings	Holdings	Unibanco	Unibanco	Holdings	Holdings
Number of	outstanding	preferred	preferred	preferred	preferred	common	common	common	common
units	units	shares	shares	shares	shares	shares	shares	shares	shares

Caixa Brasil’s main business address is Av. Arriaga, No. 17/19, 3° Funchal, Portugal.
CGD has engaged in ordinary course commercial business transactions with us over the last several years. CGD has, from time to time, extended trade-related and general purpose credit lines with us mainly for onlending purposes. As of December 31, 2004, the total amount outstanding under the credit lines related to CGD was approximately R$254 million.
In May 2005, CGD, the former controller of Banco Bandeirantes S.A., paid us the indemnity due under the Association Agreement executed between, among others, ourselves and CGD, in the total amount of approximately R$238 million, including (i) R$200 million in relation to contingencies of Banco Banorte S.A. and (ii) R$38 million in relation to the settlement and the full release of the contingencies related to Banco Bandeirantes S.A.

Selling shareholder

Description of Units
For certain information about our and Unibanco Holdings’ memoranda and articles of association, and the rights, preferences and restrictions, including our dividend policy, attaching to Unibanco preferred shares, Unibanco Holdings preferred shares and the Units, please see “Item 8. Financial Information— Dividends” and “Item 10. Additional Information— Memorandum and Articles of Association” in our 2004 Form 20-F, incorporated herein by reference. The composition of Unibanco’s and Unibanco Holdings’ respective capital stock, as indicated in Item 10 of our 2004 Form 20-F, is subject to change as a result of the transactions described under “Recent Developments— Brazilian Conversions Prior to Global Offering”.
Description of Global Depositary Shares
GLOBAL DEPOSITARY RECEIPTS
The Bank of New York, as depositary, will execute and deliver the GDRs. Each GDR is a certificate evidencing a specific number of GDSs. Each GDS represents 5 Units deposited with Unibanco, as custodian and agent for the depositary in Brazil. Each Unit consists of one preferred share of Unibanco and one preferred share of Unibanco Holdings. Each GDS will also represent any rights related to the Units, as well as any other securities, cash or other related property which may be received by the depositary. The Units and any other securities, cash and other property held under the deposit agreement are referred to as the deposited securities. The depositary’s office at which the GDRs will be administered is located at 101 Barclay Street, New York, New York 10286.
You may hold GDSs either directly (by having a GDR registered in your name) or indirectly through your broker or other financial institution. The description in this prospectus assumes you hold the GDSs directly. If you hold the GDSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of GDS holders described in this section.
As a GDR holder, Unibanco and Unibanco Holdings will treat you as one of their shareholders and you will be entitled to all the shareholder rights which holders of the underlying securities are entitled to. Brazilian law governs shareholder rights. The depositary will be the holder of the Units and the Unibanco preferred shares and Unibanco Holdings preferred shares underlying your GDSs. As a holder of GDRs, you will have GDR holder rights. A deposit agreement among Unibanco, Unibanco Holdings, the depositary and all holders of GDRs set out the GDR holders’ rights as well as the rights and obligations of the depositary. If you become a holder of GDSs, you will become a party to the deposit agreement and therefore will be bound by its terms and to the terms of the GDR that represents your GDSs. New York law governs the deposit agreement and the GDRs.
The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, a form of which is filed as an exhibit to the registration statement filed on Form F-6 (Registration No. 333-13282), filed with the SEC on March 16, 2001, as amended by post-effective amendment No. 1 thereto filed with the SEC on August 26, 2004. You may obtain a copy of the deposit agreement and the form of GDR at the depositary’s office or from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Description of Global Depositary Shares

DEPOSIT AND WITHDRAWAL OF SECURITIES
In connection with the deposit of Units, the depositary or the custodian may require the following in form satisfactory to it:

▶	a written order directing the depositary to execute and deliver to, or upon the written order of, the person or persons designated in the order a GDR or GDRs evidencing the number of GDSs representing the deposited Units;

▶	proper endorsements or duly executed instruments of transfer in respect of the deposited Units;

▶	any payments, including the charges of the depositary for making the deposits of Units and the issuance of the GDRs;

▶	instruments assigning to the custodian or its nominee any distribution on or in respect of the deposited Units or indemnity for the deposited Units;

▶	proxies entitling the custodian to vote the deposited Units until the deposited Units are registered in the name of the custodian or its nominee; and

▶	all certifications as may be required in accordance with the terms of the deposit agreement.
As soon as practicable after the custodian receives the Units or other deposited securities, the custodian will present the deposited securities for registration of transfer into the name of the depositary or its nominee or the custodian or its nominee, at the cost and expense of the person making the deposit, or for whose benefit the deposit is made.
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of GDSs in the names you request and will deliver the GDRs at its office to the persons you request.
You may cancel your GDRs and obtain the underlying deposited securities by turning in your GDRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Units and the Unibanco preferred shares and Unibanco Holdings preferred shares and any other deposited securities underlying the GDR to you or a person you designate at the office of the custodian.
PRE-RELEASE TRANSACTIONS
The depositary may, with the prior written consent of Unibanco and Unibanco Holdings, deliver GDSs before receiving a deposit of Units. These transactions are commonly referred to as “pre-release transactions”. The depositary may retain the compensation received from the pre-release transactions.
The depositary may also deliver deposited securities upon the receipt and cancellation of pre-released GDRs (even if the GDRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying deposited securities are delivered to the depositary. The depositary may receive GDRs instead of the deposited securities to close out a pre-release. The depositary may pre-release GDRs only under the following conditions:

▶	before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the deposited securities or GDRs to be deposited;

▶	the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate;

Description of Global Depositary Shares

▶	the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of GDSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so; and

▶	the depositary may ask for any further indemnities and require compliance with credit regulations if it thinks it is appropriate to do so.
DIVIDENDS AND OTHER DISTRIBUTIONS
As a holder of a GDR, you generally have the right to receive the distributions Unibanco or Unibanco Holdings makes on the deposited securities. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the deposit agreement. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of GDSs held as of a specified record date.
Distributions of cash
Whenever Unibanco or Unibanco Holdings makes a cash distribution for the deposited securities, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by Brazilian law and regulations. The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. If that is not possible or if governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those GDR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the GDR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
Distributions other than cash, Units or rights
Whenever Unibanco or Unibanco Holdings makes a distribution other than cash, Units or rights for any of the deposited securities, the depositary will determine whether such distribution to holders is feasible based on consultation with Unibanco and Unibanco Holdings and receipt of opinions from United States and Brazilian counsel. If it is feasible to distribute such property to you, the depositary will distribute the property to holders in a manner it deems practicable. If the depositary considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash. Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
Distributions in Units
Whenever Unibanco and Unibanco Holdings make a dividend in, or free distribution of Unibanco preferred shares and Unibanco Holdings preferred shares, upon receipt by the custodian of Units representing these shares, the depositary may, after consulting with Unibanco and Unibanco Holdings, and will upon our request, in each case after obtaining opinions of United States and Brazilian counsel, distribute to holders new GDRs for an aggregate number of GDSs representing the number of Units

Description of Global Depositary Shares

deposited. If the depositary considers such distribution not to be feasible, it may, after consulting with Unibanco and Unibanco Holdings, sell the Units received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash. Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
Distributions of rights
Whenever Unibanco and Unibanco Holdings distributes rights to purchase additional Unibanco preferred shares and Unibanco Holdings preferred shares, such shares may be deposited with the custodian for the creation of Units. The depositary may, after consulting with Unibanco and Unibanco Holdings, make these rights available to you after obtaining opinions of United States and Brazilian counsel. If the depositary decides it is not legal and practical, after obtaining opinions of United States and Brazilian counsel, to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes the rights available to you, it will exercise the rights and purchase the Unibanco preferred shares and Unibanco Holdings preferred shares on your behalf to create the Units and deposit them on your behalf. The depositary will then deliver GDSs representing such Units to you. The depositary will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
CHANGES AFFECTING DEPOSITED SECURITIES
The deposited securities held on deposit for your GDSs may change from time to time. For example, there may be a change in the nominal or par value, a split-up, a consolidation or reclassification of the deposited securities, or a recapitalization, reorganization, merger or consolidation or sale of assets affecting either Unibanco or Unibanco Holdings.
If any such change were to occur, your GDSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the deposited securities. The depositary may in such circumstances deliver new GDRs to you or call for the exchange of your existing GDRs for new GDRs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you in cash.
VOTING RIGHTS
The Units and the Unibanco preferred shares and Unibanco Holdings preferred shares underlying those Units do not have any voting rights except in limited circumstances, described in “Item 10. Additional Information—Memorandum and Articles of Association” in our 2004 Form 20-F, incorporated herein by reference. If the holders of the Units, or the Unibanco preferred shares or Unibanco Holdings preferred shares acquire voting rights, you may instruct the depositary to vote the deposited securities underlying your GDRs. Upon receiving notice of any meeting at which the holders of Units or other deposited securities are entitled to vote, or of solicitation of consents or proxies from holders of Units or other deposited securities, the depositary shall fix a record date for the giving of instructions for voting. The depositary will send to each holder:

▶	information included in a notice of meeting, in a form provided by either Unibanco or Unibanco Holdings;

Description of Global Depositary Shares

▶	a statement that the holders of record will be able to instruct the depositary as to the exercise of the voting rights; and

▶	a statement as to the manner and date by which you must give the depositary instructions.
For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the Units or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.
FEES AND CHARGES
As a holder, you will be required to pay the following service fees to the depositary:

Issuance of GDSs	$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)
Cancellation of GDSs (including if the deposit agreement terminates)	$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)
Any cash distribution to you pursuant to the deposit agreement, except for distribution of cash dividends	$.02 (or less) per GDS (or portion of a GDS)
As a holder, you will also be responsible for paying some of the fees and expenses incurred by the depositary and certain taxes and governmental charges, including:

▶	transfer and registration of Units on Unibanco’s and Unibanco Holdings’ share registers to or from the name of the depositary or its agent when you deposit or withdraw such Units;

▶	expenses of the depositary in converting foreign currency into U.S. dollars;

▶	cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);

▶	taxes and other governmental charges the depositary or the custodian have to pay on the GDR or deposited securities underlying a GDR, for example, stock transfer taxes, stamp duty or withholding taxes; and

▶	any fees or expenses incurred by the depositary or its agents in connection with delivery of the deposited securities.
AMENDMENTS AND TERMINATION OF THE DEPOSIT AGREEMENT
Unibanco and Unibanco Holdings may agree with the depositary to amend the deposit agreement and the form of GDRs at any time without your consent. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of GDR holders, it will not become effective until 60 days after the depositary notifies GDR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your GDR, to agree to the amendment and to be bound by the GDRs and the deposit agreement as amended.
The depositary will terminate the deposit agreement if we and Unibanco Holdings ask it to do so. In that case, the depositary must notify you at least 60 days before termination. The deposit agreement will automatically terminate without notice to you if the depositary has told us and Unibanco Holdings that it would like to resign or if we and Unibanco Holdings remove the depositary and, in either case, we and Unibanco Holdings have not appointed a new depositary within 60 days.

Description of Global Depositary Shares

After termination, the depositary and its agents will discontinue the registration of transfers of GDRs and suspend the distribution of dividends to the holders thereof and will provide no further services with respect to the GDRs, except that they will:

▶	collect distributions on the deposited securities;

▶	sell rights and other property and convert deposited securities into cash as provided in the deposit agreement; and

▶	deliver the deposited securities, together with any dividends or other distributions received with respect thereto, and the net proceeds of the sale of any rights or other property upon cancellation of the GDRs.
At least six months after termination, the depositary may sell any remaining deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the GDR holders that have not surrendered their GDRs. The depositary may hold the money without investing it and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
OWNERSHIP RESTRICTIONS
Unibanco and Unibanco Holdings may restrict transfers or, to the extent permitted under applicable law or Unibanco’s and Unibanco Holdings’ bylaws, instruct the depositary to cause the mandatory sale or disposition of Units where such transfer of ownership might result in ownership of Units or GDRs exceeding the limits under applicable law or Unibanco’s and Unibanco Holdings’ bylaws.
LIABILITY OF HOLDERS FOR TAXES OR OTHER CHARGES
You will be responsible for the taxes and other governmental charges payable on your GDSs and the securities represented by your GDSs. We, Unibanco Holdings and the depositary may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your GDSs and the securities represented by your GDSs.
The depositary may refuse to transfer GDRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. You may be required to provide to the depositary and the custodian proof of taxpayer status and residence and such other information as the depositary and custodian may require to fulfill legal obligations.
LIMITATIONS ON OBLIGATIONS AND LIABILITIES
Limits on Unibanco’s and Unibanco Holdings’ obligations and the obligations of the depositary; Limits on liability to holders of GDSs
The deposit agreement expressly limits Unibanco’s and Unibanco Holdings’ obligations and the obligations of the depositary. It also limits Unibanco’s and Unibanco Holdings’ liability and the liability of the depositary. Unibanco, Unibanco Holdings and the depositary:

▶	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

Description of Global Depositary Shares

▶	are not liable for any action or inaction on the advice or information received from legal counsel, accountants, any person presenting Units for deposit, any holder of GDSs or any other person believed by them in good faith to be competent to give such advice or information;

▶	the depositary is not liable for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

▶	have no obligation to become involved in a lawsuit or other proceeding related to the GDRs or the deposit agreement on your behalf or on behalf of any other party; and

▶	may rely upon any documents they believe to be genuine and to have been signed or presented by the proper party.
In the deposit agreement, we and Unibanco Holdings agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us and Unibanco Holdings for losses resulting from its negligence or bad faith.
Requirements for depositary actions
Before the depositary will deliver or register a transfer of a GDR, make a distribution on a GDR, or permit withdrawal of the deposited securities, the depositary may require:

▶	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of the Units or other deposited securities;

▶	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

▶	compliance with regulations it may establish, from time to time, consistent with the deposit agreement; or

▶	compliance with any laws or governmental regulations related to GDRs and GDSs.
The depositary may refuse to deliver GDRs or register transfers of GDR generally when the transfer books of the depositary or of Unibanco or Unibanco Holdings are closed or at any time if the depositary or we and Unibanco Holdings think it advisable to do so.
Your right to receive the deposited securities underlying your GDRs
You have the right to cancel your GDRs and withdraw the underlying deposited securities at any time except:

▶	when temporary delays arise because: (i) the depositary has closed its transfer books or we or Unibanco Holdings have closed our transfer books; (ii) the transfer of deposited securities is blocked to permit voting at Unibanco’s or Unibanco Holdings’ shareholders’ meeting; or (iii) if we or Unibanco Holdings are paying a dividend on the deposited securities;

▶	when you or other GDR holders seeking to withdraw the deposited securities owe money to pay fees, taxes and similar charges; or

▶	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to GDRs or to the withdrawal of deposited securities.

Description of Global Depositary Shares

BOOKS OF THE DEPOSITARY
The depositary will maintain GDS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of Unibanco and Unibanco Holdings businesses or matters relating to the GDSs and the deposit agreement.
NOTICES AND REPORTS
We and Unibanco Holdings will furnish to the depositary all notices of shareholders’ meeting and annual reports to shareholders and other reports and communications that are made generally available to shareholders, together with English translations thereof. The depositary will make these available for your inspection at its offices. The depositary, at Unibanco’s and Unibanco Holdings’ expense, will also arrange for mailing of copies or summaries of such reports and communications to all holders of GDSs.
DISCLOSURE OF BENEFICIAL OWNERSHIP
We, Unibanco Holdings, the depositary or the custodian may request you as holders and beneficial owners of GDRs to provide information as to the capacity in which you hold or held the GDRs. By holding an interest in the GDRs, you are deemed to agree to provide such information upon such request.

Market information
Unibanco’s and Unibanco Holdings’ preferred shares are listed and traded on the BOVESPA. The Units, each consisting of one preferred share of Unibanco and one preferred share of Unibanco Holdings, are also listed and traded on the BOVESPA. The GDSs, each representing five Units, are traded on the NYSE.
The table below sets forth, for the indicated periods, the high and low closing prices of the GDSs on the NYSE, in U.S. dollars, and the Units on the BOVESPA, in reais, as adjusted to reflect the reverse stock split, as well as the payment of dividends or interest on own capital in subsequent periods:

	NYSE		BOVESPA
	US$ per GDS		R$ per Unit(1)
	High	Low	High	Low

Year ended December 31,
2000	29.96	8.72	9.42	2.18
2001	32.57	20.82	10.39	6.24
2002	31.03	12.72	10.74	6.11
2003	26.06	5.99	10.96	4.43
2004	24.46	9.50	13.88	6.79
Year ended December 31, 2003:
First quarter	14.57	9.50	9.63	6.79
Second quarter	17.84	14.23	10.38	8.71
Third quarter	19.50	15.09	11.18	8.54
Fourth quarter	24.46	20.00	13.88	11.16
Year ended December 31, 2004:
First quarter	26.10	22.13	14.52	12.67
Second quarter	25.68	17.00	14.44	10.34
Third quarter	24.23	20.10	14.00	12.10
Fourth quarter	31.73	24.23	17.40	14.10
Year ending December 31, 2005:
January 2005	31.95	28.39	17.05	15.45
February 2005	38.10	31.67	19.89	16.60
March 2005	38.99	32.34	20.82	19.50
April 2005	35.98	32.65	18.50	16.50
May 2005	36.41	33.80	18.00	16.60
June 2005	38.62	35.63	18.19	17.15
July 2005(2)	37.60	36.10	17.71	17.05

(1)	The Unit prices before August 30, 2004 were adjusted to reflect the reverse stock split.

(2)	Through July 14, 2005.
The GDSs offered in this offering will be fungible with, and will be identified by the same CUSIP number and will be eligible for trading under the same NYSE trading symbol as, the existing GDSs.

Taxation
BRAZIL
Taxation of GDSs and Units in Brazil
We describe below the main Brazilian tax consequences relating to the acquisition, ownership and disposition of GDSs or Units by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or Non-Brazilian Holder, and whose investment in GDSs was made under our Depositary Receipt program and consequently is registered with the Central Bank.
We have considered the tax laws and regulations in effect in Brazil on the date of this annual report, which are subject to change. We have also considered that there is no income tax treaty between Brazil and the United States.
This description does not contain all tax considerations that may be relevant to a decision to acquire Units or GDSs. You should consult your own tax advisors as to the tax consequences relating to the acquisition, ownership and disposition of GDSs or Units that may apply to you, including the effect of any U.S. state or local or foreign tax laws.
With respect to the GDSs, we have also based this description on representations of the Depositary of our GDS program maintained in the United States and on the assumption that each obligation in the Deposit Agreement and any related documents will be performed in accordance with its terms.
Taxation of non-stock dividends
If we or Unibanco Holdings pay dividends with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income tax.
There is no Brazilian income tax due on the payment of dividends by us or Unibanco Holdings with respect to profits accruing after December 31, 1995.
Taxation of stock dividends
If we or Unibanco Holdings pay stock dividends with respect to profits accrued before December 31, 1995, such payment will be subject to withholding income tax.
There is no Brazilian income tax due on stock dividends with respect to profits accruing after December 31, 1995.
Taxation of interest distribution
When we or Unibanco Holdings pay interest on net equity, holders of GDS or Units will be subject to withholding income tax, according to Brazilian law, at the rate of 15% on such payment. For a detailed description, see “Item 10.B Additional Information—Memorandum and Articles of Incorporation—Description of Capital Stock—Dividend Policy and —Interest on Capital Stock” in our 2004 Form 20-F.
Taxation of gains
According to Law 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may be subject to taxation in Brazil. Although we believe that the GDSs do not fall within the definition of assets located in Brazil for purposes of Law 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

Taxation

As a Non-Brazilian Holder of GDSs, you may cancel your GDSs and exchange them for Units. There will be no Brazilian income tax levied on the exchange of GDSs for Units provided they are registered under Resolution 2,689/00 as described below.
As a Non-Brazilian Holder of Units, you should register your investment with the Brazilian authorities either as a portfolio investment under Resolution 2,689/00 or as a direct investment under Law 4,131/62. The tax rules applicable to the Non-Brazilian Holders of Units will vary depending on its registration status.
Non-Brazilian holders of Units under Resolution 2,689/00
To register a portfolio investment:

▶	you should register your investment in Brazil with the Central Bank within a specified time, in which case the foreign currency amount of your investment registered with the Central Bank will be determined based on the market value of the Units on the date you withdraw them from the program; and

▶	you should register your investment in Brazil with the CVM.
In this case:

▶	an increase in value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be exempt from taxation;

▶	you are exempt from the payment of tax on gains realized on the sale of Units, provided the transaction is carried out through the stock exchanges or the organized over the counter markets. However, this current preferential treatment may be changed at any time;

▶	you are subject to income tax at a rate of 15% on any gain obtained on any disposition of the Units that is not carried out through the stock exchanges or the organized over the counter markets.
On the other hand, if you do not register your investments in Units with the Central Bank within the specified time:

▶	(i) the difference, in reais, between the value of the Units on the date of registration of the Units with the Central Bank for the Depositary Receipt program and the value at the time of acquisition of the GDSs converted into reais will be considered a gain subject to Brazilian income tax at a rate of 15%; (ii) any gain in reais on disposition of the Units, whether or not carried out through the stock exchanges or the organized over the counter markets, will be subject to income tax at a rate of 15%; and (iii) in case the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005%.
Non-Brazilian holders of Units under law 4,131/62
To register a direct investment:

▶	there is no need to register with the CVM, but you should register your investment with the Central Bank as direct investment.
In this case, an increase in reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. Additionally, if you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over the counter markets. The taxable gain is the difference between the amount in reais realized on the sale of the Units and the amount registered with the Central Bank converted into reais on the date of

Taxation

the registration. In case the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005%.
Non-registered Non-Brazilian holders of Units
In the case no registration is made with the Brazilian authorities:

▶	you will not be able to enter into foreign exchange transactions to transfer outside Brazil the proceeds of your investment (see “Item 10.D. Additional Information—Exchange Rates and Exchange Control” in our 2004 Form 20-F).
In this case, an increase in reais in the value of the GDSs from the date you acquired them abroad to the date you withdraw them from the Depositary Receipt program will be subject to income tax at a rate of 15%. If you sell or dispose of your Units realizing a gain, you will pay tax on the gains at a rate of 15%, whether or not carried out through the stock exchanges or the organized over the counter markets. If the transaction is carried out on any the stock exchange or the organized over the counter markets, it is subject to the withholding income tax at a rate of 0.005%.
Conversion of Units into GDSs
In any of the above cases, except for Non-Brazilian Holders with a portfolio investment duly registered with the Brazilian Authorities, the deposit of Units by a Non-Brazilian Holder in exchange for GDSs may be subject to Brazilian income tax if the acquisition cost of the Units is lower than (a) the average price per Unit on a Brazilian stock exchange on which the greatest number of such Units were sold on the day of deposit; or (b) if no Units were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Units were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the Units calculated as above will be considered to be a capital gain subject to income tax at a rate of 15%.
Preemptive rights
Any exercise of preemptive rights relating to the shares underlying the Units or GDSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the shares underlying the Units or the GDSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Units.
Taxation of tax haven residents
If you cancel your GDSs and exchange them for Units and if you are resident of a tax haven as defined by Brazilian law, regardless of registration with the Central Bank or the CVM, you cannot take benefit of the tax treatment applicable to Non-Brazilian Holders under Resolution 2,689. Additionally, you will be subject to income tax at a rate of 25% on any disposition of Units, except for transactions carried out through the stock exchanges or the organized over the counter markets, in which case the applicable rate is 15% (this transaction is also subject to the withholding income tax at a rate of 0.005%). You will also be subject to a 25% tax rate on the payments of interest on ours or Unibanco Holdings net equity.
In accordance with the Brazilian law, a tax haven is defined as a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or the identity of tax haven residents.
CPMF
Any transaction carried out in Brazil that results in the transfer of funds from a Brazilian bank account may be subject to a temporary contribution on bank accounts, or CPMF Tax, at a rate of

Taxation

0.38%. The CPMF may be applicable to the ownership, acquisition or disposition of Units. If you sell Units in Brazil, you will receive proceeds in reais and will be required to enter into a foreign currency exchange transaction to remit the proceeds abroad. Currently, the acquisitions or sale of Units on a Brazilian stock exchange are exempt from the CPMF.
The CPMF is also withheld on the payment of dividends or interest on net equity by Unibanco Holdings to holders of GDSs under our Depositary Receipt program or Units.
Other Brazilian taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Units or GDSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Units or GDSs.
A tax on foreign exchange transactions, or IOF/ Exchange Tax, may be imposed on any conversion of Brazilian currency into foreign currency or vice versa. The rate of the IOF/ Exchange Tax applicable is currently 0% with some specific exceptions, but the Minister of Finance has the legal power to increase the rate at any time to a maximum of 25%, but only with respect to future transactions.
A bonds and securities transactions tax, or IOF/ Bonds Tax, may be imposed on several types of financial transactions, including those carried out on Brazilian stock, futures or commodities exchanges. The rate of this tax is currently zero for transactions involving Units and GDSs but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of GDSs and the Units is the opinion of Debevoise & Plimpton LLP, our U.S. counsel.
This summary applies to you only if you are a beneficial owner of GDSs or Units, and the dividends on them, and you are, for U.S. federal income tax purposes:

▶	an individual citizen or resident of the United States;

▶	a corporation (or other entity classified as a corporation) organized under the laws of the United States or any state thereof or the District of Columbia; or

▶	an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
This summary applies only to holders who will hold GDSs and the Units as capital assets (i.e., generally, as investment property). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations, rulings and judicial decisions, all as in effect on the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences discussed herein or that a court will not sustain a challenge by the IRS in the event of litigation. This summary is based, in part, upon certain statements as to Brazilian tax consequences included in our 2004 Form 20-F filed with the Securities and

Taxation

Exchange Commission on June 30, 2005, incorporated herein by reference. Those statements are based upon Brazilian tax laws in effect on that date and are subject to any change in Brazilian law that may come into effect after such date. This summary assumes that those statements continue to be an accurate summary of such Brazilian tax consequences.
This summary is of a general nature and does not address all of the U.S. federal income or other tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, holders subject to the alternative minimum tax, securities broker-dealers, holders that use a mark-to-market accounting method, holders who hold GDSs or the Units as part of hedging, straddle, or conversion transactions, holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, or partnerships (or other entities classified as partnerships for U.S. federal income tax purposes). Further, this summary does not address any aspect of state, local or non-U.S. tax law.
The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds GDSs or Units generally will depend on such partner’s particular circumstances and on the activities of the partnership.
Partners in such partnerships should consult their own tax advisors. You should consult your own tax advisors as to the particular tax consequences to you under U.S. federal, state, local and non-U.S. laws of the acquisition, ownership and disposition of GDSs or the Units, and the effects of possible changes in such laws.
General
For U.S. federal income tax purposes, holders of GDSs will be treated as owners of the underlying Units attributable thereto.
Distributions
The gross amount of a distribution paid on a GDS or a Unit (including distributions, if any, of notional interest on shareholder’s equity) will be a dividend for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the applicable payor and will be includible in your gross income as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year in which such dividend is received by you, in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs). The amount of any distribution will include the amount of Brazilian withholding taxes, if any, withheld on the amount distributed. To the extent that a distribution exceeds such earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in the applicable component of the Units and thereafter as a capital gain. Dividends paid with respect to the GDSs or Units generally will be treated as foreign source income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under the U.S. federal income tax law.
Generally, any such dividends will be treated as foreign source “passive income” or, in the case of certain holders, “financial services income”, for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends will constitute “passive category income” or “general category income.” If any Brazilian income taxes are withheld from such dividends, you may be entitled to claim a foreign tax credit for the amount of such Brazilian income taxes against your U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon your circumstances. Instead of claiming the foreign tax credit, you may, at your election, deduct

Taxation

the U.S. dollar value of such Brazilian income taxes in computing your U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisors regarding the availability of foreign tax credits in light of your particular circumstances.
The maximum U.S. federal income tax rate for certain dividends received by certain noncorporate taxpayers, including individuals, through taxable years beginning on or before December 31, 2008 is 15%, so long as certain holding period and other requirements are met by the holder. If those requirements are satisfied then, unless we or Unibanco Holdings are classified as a passive foreign investment company (see below), dividends paid with respect to our GDSs will qualify for the 15% maximum rate. It is unclear whether dividends paid to direct holders of our Units will qualify for the 15% maximum rate because such Units are not readily tradable on an established securities market in the United States. Special rules apply for purposes of determining a recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may limit foreign tax credits) and to certain extraordinary dividends. We urge you to consult your own tax advisor regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.
The amount of any distribution will be measured by the fair market value in U.S. dollars of the reais or other property received on the date received by you in the case of the Units, or by The Bank of New York, as depositary, in the case of GDSs, based on the spot exchange rate on such date. You will have a basis in any reais distributed equal to the U.S. dollar value of the reais on the date received by you, in the case of the Units, or by The Bank of New York in the case of GDSs. Any gain or loss recognized upon a subsequent disposition of the reais will generally be U.S. source ordinary income or loss.
Sale, exchange or other disposition of Units or GDSs
Upon the sale, exchange or other taxable disposition of a Unit or GDS, you will generally recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized and your adjusted tax basis in the Unit or GDS. Your adjusted tax basis in Units or GDSs will generally equal the amounts paid therefor. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will be a capital gain or loss and will generally be treated as U.S. source gain or loss. If you are a noncorporate taxpayer, including an individual, any such capital gain will generally be subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning on or before December 31, 2008 if you have held the Unit or GDS for more than one year. Because such gain will generally be from U.S. sources, you may not be entitled to a foreign tax credit for Brazilian taxes, if any, imposed on any such gain. We do not believe that separate gain or loss computations must be made with respect to each component of a Unit (unless they are separated), but no assurance can be given that the IRS will not challenge this position.
The surrender of GDSs in exchange for the Units and the surrender of the Units in exchange for GDSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.
Passive foreign investment company considerations
We believe that we and Unibanco Holdings were not treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our immediately preceding year and will not be so treated for our current taxable year, or for future taxable years. However, an actual determination of

Taxation

PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. A corporation will be a PFIC if either:

▶	75% or more of its gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

▶	the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.
Our belief that we and Unibanco Holdings are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.
If we or Unibanco Holdings were classified as a PFIC, you would be subject to certain adverse U.S. tax consequences, including the possible characterization of gain with respect to the Units or GDSs as ordinary income, the possible imposition of an interest charge on taxes you would be deemed to have deferred and the unavailability of the reduced 15% tax rate on dividends.
You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your acquisition, ownership and disposition of the Units or GDSs.
United States information reporting and backup withholding
Certain payments, including dividends, with respect to the Units or GDSs and proceeds from the sale, exchange or redemption of the Units or GDSs may be subject to U.S. backup withholding tax (currently at a rate of 28%), unless (i) you furnish a correct taxpayer identification number, make any other required certification and otherwise comply with applicable requirements of backup withholding rules, or (ii) you are a corporation or otherwise exempt from backup withholding and appropriately establish that exemption. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9.
You will also be subject to information reporting with respect to certain payments on the Units or GDSs and proceeds from the sale, exchange or redemption of the Units or GDSs unless you are a corporation or other exempt recipient and appropriately establish that exemption.
Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the IRS and furnishing any required information on a timely basis.

Plan of distribution
The global offering described in this prospectus consists of two concurrent offerings by Caixa Brasil of up to an aggregate of 74,912,362 Units through the underwriters named below. The global offering will consist of an offering of approximately      % of the total number of Units, in the form of GDSs, in the United States and elsewhere outside Brazil and an offering of approximately      % of the total number of Units in Brazil. UBS Securities LLC, Banco UBS S.A., Unibanco and Unibanco Securities Inc. are acting as global coordinators and joint bookrunning managers in the global offering.
We and Caixa Brasil have entered into an international underwriting agreement with UBS Securities LLC and Unibanco Securities Inc., the international underwriters. Subject to the terms and conditions of the international underwriting agreement, the international underwriters have agreed to purchase           Units in the form of                     GDSs. Subject to the terms and conditions of the international underwriting agreement, each of the international underwriters has severally agreed to purchase from Caixa Brasil the number of Units listed next to its name in the following table:

International underwriters	Number of Units

UBS Securities LLC
Unibanco Securities Inc.

Total

Pursuant to the Contrato de Coordenação e Garantia Firme de Colocação de Units de Emissão do Unibanco–União de Bancos Brasileiros S.A. e Unibanco Holdings S.A., which we refer to as the Brazilian underwriting agreement, Banco UBS S.A. and Unibanco, or the Brazilian underwriters, have agreed to offer Units to investors located inside Brazil and other non-U.S. international investors that are authorized to invest in Brazilian securities under the requirements established by the CVM. The Brazilian underwriting agreement provides that, if any of the firm Units are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of Units listed next to its name in the following table:

Brazilian underwriters	Number of Units

Banco UBS S.A.
Unibanco

Total

We will conduct the offering in accordance with applicable provisions of Section 2720 of the NASD Conduct Rules.
THE GLOBAL DEPOSITARY SHARES
Each Global Depositary Share, or GDS, offered hereby represents five Units. Each Unit consists of (i) one ação preferencial, or preferred share, without par value, of Unibanco, and (ii) one ação preferencial, or preferred share of Unibanco Holdings, the controlling shareholder of Unibanco.
CONDITIONS TO THE OFFERING
The international underwriting agreement provides that the international underwriters must buy all of the GDSs if they buy any of them. However, the international underwriters are not required to take or pay for the GDSs covered by the international underwriters’ over-allotment option described below.

Plan of distribution

The GDSs are offered subject to a number of conditions, including:

▶	receipt and acceptance of the GDSs by the international underwriters, and

▶	the international underwriters’ right to reject orders in whole or in part.
The Units are offered subject to a number of conditions, including the right of the Brazilian underwriters to reject orders from institutional investors in whole or in part.
In connection with this offering, the international underwriters and the Brazilian underwriters may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
Caixa Brasil has granted the international underwriters and the Brazilian underwriters an option to purchase or place, as the case may be, up to an aggregate of 11,236,854 additional Units in the form of Units or GDSs at the initial price to the public less selling concessions. No more than 15% of the GDSs sold by the international underwriters that are NASD members will be used to cover over-allotments sold by those members. The international underwriters and the Brazilian underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The international underwriters and the Brazilian underwriters have 30 days from the date of the international underwriting agreement to exercise this option.
COMMISSION AND DISCOUNTS
Units and GDSs purchased in this offering will be initially offered at the offering prices per Unit and GDS set forth on the cover of this prospectus.
Any GDSs sold by the international underwriters to securities dealers may be sold at a discount of up to U.S.$           per GDS from the public offering price. Any of these securities dealers may resell any GDSs purchased from the international underwriters to other brokers or dealers at a discount of up to U.S.$           per GDS from the public offering price. If all the GDSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
The following table shows the per GDS and total underwriting discounts and commissions Caixa Brasil will pay to the international underwriters assuming both no exercise and full exercise of the international underwriters’ option to purchase up to an additional           GDSs:

Paid by Caixa Brasil	No exercise	Full exercise

Per GDS	U.S.$	U.S.$
Total	U.S.$	U.S.$
The following table shows the per Unit and total underwriting discounts and commissions Caixa Brasil will pay to the Brazilian underwriters assuming both no exercise and full exercise of the Brazilian underwriters’ option to place up to an additional           Units:

Paid by Caixa Brasil	No exercise	Full exercise

Per Unit	R$	R$
Total	R$	R$
We estimate that the total expenses of this offering payable by Caixa Brasil, not including the underwriting discounts and commissions, will be approximately U.S.$          . Unibanco will not pay any expenses in connection with this offering.
Caixa Brasil has also agreed to pay the international and Brazilian underwriters an additional fee to be divided equally among the international and Brazilian underwriters (i) of 0.35% of the proceeds if the

Plan of distribution

discount to the Units’ weighted average price on the last trading day at BOVESPA prior to pricing is equal to or lower than 3.0%, and (ii) of 0.20% of the proceeds if the discount to the Units’ weighted average price on the last trading day at BOVESPA prior to pricing is equal to or lower than 5.0% but higher than 3.0%. No additional fee will be paid if the discount to the Units’ weighted average price on the last trading day at BOVESPA prior to pricing is higher than 5.0%.
NO SALES OF SIMILAR SECURITIES
We, certain of our and Unibanco Holdings’ executive officers and directors and Caixa Brasil have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions (permitted dispositions include sales pursuant to the terms of this offering, bona fide gifts and dispositions to any trust for the benefit of the locked-up party or his or her immediate family), offer, sell, contract to sell or otherwise dispose of or hedge our preferred shares or securities convertible into or exercisable or exchangeable for our preferred shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up arrangements.
INDEMNIFICATION AND CONTRIBUTION
We and Caixa Brasil have agreed to indemnify the international underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the international underwriters and their controlling persons may be required to make in respect of those liabilities.
LISTING
The GDSs are listed on the NYSE under the symbol “UBB.” The Units are listed on the BOVESPA under the symbol “UBBR11.” The preferred shares of Unibanco and Unibanco Holdings are also listed on the BOVESPA.
PRICE STABILIZATION AND SHORT POSITIONS
In connection with this offering, the international underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our GDSs, including:

▶	stabilizing transactions;

▶	short sales;

▶	purchases to cover positions created by short sales; and

▶	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our GDSs while this offering is in progress. These transaction may also include making short sales of our GDSs, which involve the sale by the underwriters of a greater number of GDSs than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the international underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing GDSs in the open market. In making this

Plan of distribution

determination, the international underwriters will consider, among other things, the price of GDSs available for purchase in the open market compared to the price at which they may purchase GDSs through the over-allotment option. The international underwriters must close out any naked short position by purchasing GDSs in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the GDSs in the open market that could adversely affect investors who purchased in this offering.
As a result of these activities, the price of our GDSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the international underwriters at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Banco UBS S.A, through its brokerage house, may carry out stabilization activities in BOVESPA. Stabilization activities may be carried out for 30 days from the date of this Prospectus. A stabilization activities agreement, in a form approved by the CVM, has been executed simultaneously with the execution of the Brazilian underwriting agreement.
Stabilization activities in the BOVESPA will be carried out at the sole discretion of Banco UBS S.A. In addition we cannot forecast the effect of stabilization activities in relation to the price of our preferred shares.
AFFILIATIONS
Unibanco and Unibanco Securities Inc., an affiliate of Unibanco, are participating in this proposed offer and sale of the Units as global coordinators and joint bookrunning managers. The participation of Unibanco and Unibanco Securities Inc. could present a conflict of interest since they may have an interest in the successful completion of this offering in addition to receiving underwriting discounts and commissions. Because a bona fide market (as defined under NASD rules) in Unibanco’s GDSs exists, a qualified independent underwriter is not required to be appointed; however, the offering will be conducted in accordance with all other applicable provisions of NASD Conduct Rule 2720.
The international underwriters and their affiliates and the Brazilian underwriters and their affiliates have provided and may in the future provide certain commercial banking, financial advisory and investment banking services for us, for which they receive fees.
The international underwriters and their affiliates and the Brazilian underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.
ADDRESSES
The address of UBS Securities LLC is 299 Park Avenue, New York, New York 10171. The address of Unibanco is Avenida Eusébio Matoso 891, São Paulo, SP, Brazil 05423-901.

Legal matters
Certain matters of U.S. law will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. The validity of the Units and other matters of Brazilian law will be passed upon for us by Marcia M. Freitas de Aguiar, General Counsel of Unibanco. Certain matters of U.S. law will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain matters of Brazilian law will be passed upon for the underwriters by Mattos Filho, Veiga Filho, Marrey Jr. & Quiroga Advogados, São Paulo, Brazil. Certain matters of U.S. law will be passed upon for Caixa Brasil by Davis, Polk & Wardwell, New York, New York. Certain matters of Brazilian law will be passed upon for Caixa Brasil by Pinheiro Neto Advogados, São Paulo, Brazil.
Independent registered public accounting firms
The financial statements as of and for the year ended December 31, 2004, incorporated in this prospectus by reference from the Unibanco and Unibanco Holdings’ annual report on 2004 Form 20-F have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements as of December 31, 2003 and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference from the Unibanco and Unibanco Holdings’ annual report on 2004 Form 20-F, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Brazilian law requires us to replace our independent registered public accounting firm at least every five consecutive fiscal years and former accountants can be rehired only after three complete fiscal years have passed since their prior service. We engaged PricewaterhouseCoopers Auditores Independentes effective January 1, 2004, following our engagement of Deloitte Touche Tohmatsu Auditores Independentes.
Where you can find more information
As required by the Securities Act, we have filed a registration statement on Form F-3 (Registration No. 333-          ) relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional relevant information about us. In addition, we and Unibanco Holdings file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that provides online access to reports, proxy statements and other information regarding registrants that file electronically with the SEC through the EDGAR system. Since November 4, 2002, we and Unibanco Holdings have been required to file annual reports on Form 20-F with, and submit reports on Form 6-K and other information to, the SEC through the EDGAR system. In addition, Global Depositary Shares representing Units of Unibanco and Unibanco Holdings are listed on the NYSE under the symbol “UBB.” Reports and other material concerning Unibanco and Unibanco Holdings can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Service of process and enforcement of judgments
Unibanco is a financial institution organized under the laws of Brazil. Substantially all of the directors and executive officers of Unibanco reside in Brazil, and all or substantially all of the assets of such persons may be, and, except for the assets held abroad through branches and subsidiaries, substantially all of the assets of Unibanco are, located in Brazil. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil, upon such persons or to enforce against such persons or against Unibanco judgments obtained in the courts of the United States or other jurisdictions outside Brazil, including judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of such other jurisdictions.
Judgments of U.S. courts for civil liabilities predicated upon securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. A judgment against Unibanco or any other person referred to above obtained outside of Brazil would be enforceable in Brazil against Unibanco or any such person without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). Such confirmation would be provided if the foreign judgment (i) fulfils all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (ii) is issued by a competent court after proper service of process is made in accordance with Brazilian law, (iii) is not subject to appeal, (iv) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (v) is not contrary to Brazilian national sovereignty, “good morals” or public policy. Notwithstanding the foregoing, no assurance can be given that such confirmation will be obtained, that the confirmation process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violations of the securities laws of the United States with respect to the Units.
Further, we note that: (a) original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts may enforce liabilities in such actions against Unibanco, its directors, certain of their executive officers and certain of the experts named in this private placement memorandum; and (b) the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain of Unibanco’s assets is limited by provisions of Brazilian law. Pursuant to the Brazilian Code of Civil Procedure, a plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil and does not own real property in Brazil must post a bond to cover the court costs and legal fees of the defendant. The bond must have a value sufficient to satisfy the payment of the court fees and the defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). Notwithstanding the foregoing, no assurance can be given that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of directors and officers
Neither the laws of Brazil nor the Registrants’ by-laws or other constitutive documents provide for indemnification of directors or officers.
The Registrants maintain liability insurance covering all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that any of its directors and officers are legally required to pay (and for which they are not indemnified by the Registrant) as a result of a written request for indemnification of financial losses or of any civil, criminal or formal administrative proceedings in connection with any mistake, misstatement, act, omission, neglect or violation of a right performed by such directors and officers acting as such, either individually or as a group, and also in connection with being a director or officer of the Registrant.
This liability insurance also covers all payments made by each Registrant to indemnify its directors and officers against all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that such directors and officers are legally required to pay in the circumstances explained above.
The liability insurance does not cover losses in claims related to (i) illegal or fraudulent acts, (ii) earnings or transactions with securities and (iii) undue gains or advantages.

Item 9.	Exhibits and financial statement schedules

Exhibit
no.		Description of exhibit

1.1	*	Form of Underwriting Agreement among (i) Unibanco–União de Bancos Brasilieros S.A. and Unibanco Holdings S.A., (ii) Caixa Brasil, as the selling shareholder, and (iii) UBS Securities LLC as representative of the several underwriters
4.1		Form of Amended and Restated Deposit Agreement among Unibanco-Uniao de Banco Brasileiros S.A., Unibanco Holdings S.A., The Bank of New York as Depositary and all Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt (incorporated by reference to exhibit A(3) to the Registration Statement on Form F-6, dated March 16, 2001, filed by The Bank of New York as Depositary, Unibanco-União de Bancos Brasileiros S.A. and Unibanco Holdings S.A.)
5.1	*	Opinion of Marcia M. Freitas de Aguiar, General Counsel of Unibanco-União de Bancos Brasilieros S.A.
8.1	*	Tax opinion of Marcia M. Freitas de Aguiar (included in Exhibit 5.1)
8.2	*	Tax opinion of Debevoise & Plimpton LLP
23.1	*	Consent of Marcia M. Freitas de Aguiar (included in Exhibit 5.1)
23.2	*	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.2)
23.3		Consent of PricewaterhouseCoopers Auditores Independentes
23.4		Consent of Deloitte Touche Tohmatsu Auditores Independentes
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment

Item 10.	Undertakings
(a) The undersigned Registrant hereby undertakes that:
1. for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2. for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 8, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form F-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil, on July 15, 2005.

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Pedro Moreira Salles

Name: Pedro Moreira Salles

Title:	Chief Executive Officer

By:	/s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho

Title:	Vice President (principal financial and

accounting officer)
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Israel Vainboim, Geraldo Travaglia Filho, Jose Lucas Ferreira de Melo, Rubens dos Reis Cavalieri, Glenn Mallett, Bruno Padilha, Marcia Maria Freitas de Aguiar, Claudia Politanski, Leila Cristiane Barboza Braga de Melo, Lucimar Gomes Sant’Anna, Fernando Della Torre Chagas and Regina Longo Sanchez and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrants (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said Attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Pedro Moreira Salles Pedro Moreira Salles	Chief Executive Officer and Vice Chairman (principal executive officer)	July 15, 2005

/s/ Geraldo Travaglia Filho Geraldo Travaglia Filho	Vice President (principal financial and accounting officer)	July 15, 2005

/s/ Pedro Sampaio Malan Pedro Sampaio Malan	Chairman	July 15, 2005

/s/ Armínio Fraga Neto Armínio Fraga Neto	Director	July 15, 2005

/s/ Gabriel Jorge Ferreira Gabriel Jorge Ferreira	Director	July 15, 2005

/s/ Israel Vainboim Israel Vainboim	Director	July 15, 2005

/s/ Joaquim Francisco de Castro Neto Joaquim Francisco de Castro Neto	Director	July 15, 2005

/s/ Pedro Luiz Bodin de Moraes Pedro Luiz Bodin de Moraes	Director	July 15, 2005

/s/ João Dionisio Filgueira Barreto Amoedo João Dionisio Filgueira Barreto Amoedo	Director	July 15, 2005

SIGNATURE OF AUTHORIZED REPRESENTATIVES OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Unibanco–União de Bancos Brasileiros S.A., has signed this Registration Statement in New York, New York on July 15, 2005.

By:	/s/ William McDougall Bethlem

Name: William McDougall Bethlem
Title: Authorized Representative

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form F-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil, on July 15, 2005.

UNIBANCO HOLDINGS S.A.

By:	/s/ Israel Vainboim

Name: Israel Vainboim

Title:	Chief Executive Officer

By:	/s/ Geraldo Travaglia Filho

Name: Geraldo Travaglia Filho

Title:	Officer (principal financial and accounting officer)
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Israel Vainboim, Geraldo Travaglia Filho, Jose Lucas Ferreira de Melo, Rubens dos Reis Cavalieri, Glenn Mallett, Bruno Padilha, Marcia Maria Freitas de Aguiar, Claudia Politanski, Leila Cristiane Barboza Braga de Melo, Lucimar Gomes Sant’Anna, Fernando Della Torre Chagas and Regina Longo Sanchez and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrants (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said Attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Israel Vainboim Israel Vainboim	Chief Executive Officer and Director (principal executive officer)	July 15, 2005

/s/ Geraldo Travaglia Filho Geraldo Travaglia Filho	Officer (principal financial and accounting officer)	July 15, 2005

/s/ Roberto Konder Bornhausen Roberto Konder Bornhausen	Chairman	July 15, 2005

/s/ Pedro Moreira Salles Pedro Moreira Salles	Vice Chairman	July 15, 2005

/s/ Carlos da Silva Costa Carlos da Silva Costa	Director	July 15, 2005

/s/ Gabriel Jorge Ferreira Gabriel Jorge Ferreira	Director	July 15, 2005

/s/ Guilherme Affonso Ferreira Guilherme Affonso Ferreira	Director	July 15, 2005

/s/ Tomas Tomislav Antonin Zinner Tomas Tomislav Antonin Zinner	Director	July 15, 2005

SIGNATURE OF AUTHORIZED REPRESENTATIVES OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Unibanco Holdings S.A., has signed this Registration Statement in New York, New York on July 15, 2005.

By:	/s/ William McDougall Bethlem

Name: William McDougall Bethlem
Title: Authorized Representative

EXHIBIT INDEX

Exhibit
No.	Description of exhibit

1.1*	Form of Underwriting Agreement among (i) Unibanco–União de Bancos Brasilieros S.A. and Unibanco Holdings S.A., (ii) Caixa Brasil, as the selling shareholder, and (iii) UBS Securities LLC as representative of the several underwriters
4.1	Form of Amended and Restated Deposit Agreement among Unibanco-Uniao de Banco Brasileiros S.A., Unibanco Holdings S.A., The Bank of New York as Depositary and all Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt (incorporated by reference to exhibit A(3) to the Registration Statement on Form F-6, dated March 16, 2001, filed by The Bank of New York as Depositary, Unibanco–União de Bancos Brasileiros S.A. and Unibanco Holdings S.A.)
5.1*	Opinion of Marcia M. Freitas de Aguiar, General Counsel of Unibanco–União de Bancos Brasilieros S.A.
8.1*	Tax opinion of Marcia M. Freitas de Aguiar (included in Exhibit 5.1)
8.2*	Tax opinion of Debevoise & Plimpton LLP
23.1*	Consent of Marcia M. Freitas de Aguiar (included in Exhibit 5.1)
23.2*	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.2)
23.3	Consent of PricewaterhouseCoopers Auditores Independentes
23.4	Consent of Deloitte Touche Tohmatsu Auditores Independentes
24.1	Powers of Attorney (included in signature pages)

*	To be filed by amendment.